POOL
Saskatchewan Wheat Pool

HEAD OFFICE: 2625 Victoria Avenue, Regina, Saskatchewan, Canada S4T 7T9 TEL: (306) 569-4411 FAX. (306) 569 4708

Exemption #: 82-5037

March 21, 2006

Attn: Paul Dudek
Securities and Exchange Commission
450 5th Street N. W.
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-772-9207

Saskatchewan Wheat Pool
Exemption No: 82-5037
<u>Pursuant to Rule 12g3-2(b)</u>

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is:

1. A copy of an Amended and Restated Short Form Preliminary Prospectus dated March 20, 2006. This was filed with the Toronto Stock Exchange and provincial securities commissions.

Yours very truly,

Debbie Vargo
for: Colleen Vancha, Vice-President
Investor Relations and Communications

Copy to: Ray Dean, Vice-President, General Counsel and Corporate Secretary
Wayne Cheeseman, Chief Financial Officer

Attachment

dlw 3/22

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. A copy of this preliminary short form prospectus has been filed with the securities regulatory authority in each of the provinces of Canada but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended, the ("U.S. Securities Act"), or any state securities laws and, subject to certain exceptions, may not be offered or sold in the United States. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States. See "Plan of Distribution".

Information has been incorporated by reference in this prospectus from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary, Saskatchewan Wheat Pool Inc., 2625 Victoria Avenue, Regina, Saskatchewan, S4T 7T9 (Telephone (306) 569-4525), and are also available electronically at www.sedar.com. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of Saskatchewan Wheat Pool Inc. at the above-mentioned address and telephone number and is also available electronically at www.sedar.com.

New Issue

AMENDED AND RESTATED PRELIMINARY SHORT FORM PROSPECTUS

March 20, 2006

Saskatchewan Wheat Pool Inc.

$150,000,000

◆% Senior Unsecured Notes, due ◆, 2013

The ◆% senior unsecured notes, Series 2006-1 due ◆, 2013 (the "Notes") offered hereby will be unsecured obligations of Saskatchewan Wheat Pool Inc. (the "Pool", the "Corporation" or "us"). The Notes being offered pursuant to this prospectus will be dated ◆, 2006, will mature on ◆, 2013 and will bear interest at a rate of ◆% per annum, calculated and payable semi-annually in arrears on ◆ and ◆ in each year, commencing ◆, 2006. See "Description of the Notes" for particulars of the material attributes of the Notes.

The Corporation's head and registered office is located at 2625 Victoria Avenue, Regina, Saskatchewan, S4T 7T9.

You should carefully review and evaluate certain risk factors before purchasing the Notes. See "Risk Factors", beginning on page 27 of this prospectus.

There is no market through which these securities may be sold and you may not be able to resell securities purchased under this short form prospectus. This may affect the pricing of the securities in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. See "Risk Factors".

	Price to Pool [(1)]	Underwriters' Fee	Net Proceeds to Pool[(2)]
Per Note	$1,000.00	$22.50	$977.50
Total	$150,000,000	$3,375,000	$146,625,000

Notes:

(1) Plus accrued interest, if any from ◆, 2006 to the date of delivery.

(2) Before deducting expenses of this offering, estimated to be $625,000 which, together with the Underwriters' fee, will be paid from the general funds of the Corporation.

TD Securities Inc., Genuity Capital Markets and RBC Dominion Securities Inc. (the "Underwriters"), as principals, conditionally offer the Notes, subject to prior sale, if, as and when issued by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the underwriting agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of the Corporation by MacPherson Leslie & Tyerman LLP and on behalf of the Underwriters by Osler, Hoskin & Harcourt LLP. See "Plan of Distribution".

Subscriptions for the Notes will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the closing of this offering will take place on ●, 2006 or on such other date as the Pool and the Underwriters may agree but not later than ●, 2006. At the closing of the offering, the Notes will be available for delivery in book-entry form only through the facilities of The Canadian Depository for Securities Limited ("CDS"). No certificates evidencing the Notes will be issued to the purchasers and registration will be made in the depository service of CDS. Purchasers of the Notes will receive only a customer confirmation from the Underwriters or other registered dealer who is a CDS participant and from or through whom a beneficial interest in the Notes is purchased.

TABLE OF CONTENTS

In this prospectus, references to the "Pool", the "Corporation", "we", "us", and "our" refer to Saskatchewan Wheat Pool Inc. All amounts in this prospectus are expressed in Canadian dollars, unless otherwise indicated. References to $(US) are to United States ("US") dollars.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this prospectus and the information incorporated herein are forward-looking statements and reflect the Pool's expectations regarding future results of operations, financial condition and achievements. All statements included under the heading "The Corporation" herein and in the Annual Information Form, Management's Discussion and Analysis and the First and Second Interim Reports incorporated by reference herein that address activities, events or developments that the Corporation or its management expects or anticipates will or may occur in the future, including such things as growth of its business and operations, competitive strengths, strategic initiatives, planned capital expenditures, plans and references to future operations and results of the Corporation and such matters, are forward-looking statements. In addition, when used in this prospectus and in the documents incorporated herein by reference, the words "believes", "intends", "anticipates", "expects", "estimates" and words of similar import may indicate forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance and achievements of the Pool to be materially different from any future results, performance and achievements expressed or implied by those forward-looking statements. A number of factors could cause actual results to differ materially from expectations including, but not limited to, those factors discussed under the heading "Risk Factors" in this prospectus and the Annual Information Form and under the heading "Risk Management" in the Management's Discussion and Analysis; and:

- weather conditions;
- crop production and crop quality in Western Canada;
- world agricultural commodity prices and markets;
- producers' decisions regarding total seeded acreage, crop selection, and utilization levels of farm inputs such as fertilizers and pesticides;
- the Pool's dependence on key personnel;
- any labour disruptions;
- the Corporation's financial leverage and funding requirements;
- credit risk in respect of customers of the Pool;

- foreign exchange risk; and counterparty risks in connection with foreign exchange and commodity hedging programs;
- changes in the grain handling and agri-products competitive environments, including pricing pressures;
- Canadian grain export levels;
- changes in government policy and transportation deregulation;
- international trade matters, and global political and economic conditions, including grain subsidy actions and tariffs of the United States and the European Union;
- competitive developments in connection with the Pool's grain handling, agri-products, agri-food processing, and other operations; and
- environmental risks and unanticipated expenditures relating to environmental or other matters.

All of the forward-looking statements made in this prospectus and the documents incorporated herein by reference are qualified by these cautionary statements and the other cautionary statements and factors contained herein or in documents incorporated by reference herein, and there can be no assurance that the developments or results anticipated by the Corporation and its management will be realized or, even if substantially realized, that they will have the expected consequences for, or effects on, the Corporation.

Although the Pool believes the assumptions inherent in forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this prospectus. In addition to other assumptions identified in this prospectus, assumptions have been made regarding, among other things:

- western Canadian and, in particular, Saskatchewan crop production and quality in 2005 and subsequent crop years;
- the volume and quality of grain held on farm by producer customers;
- movement and sales of board grains by the Canadian Wheat Board;
- demand for and supply of non-Board grains;
- the ability to maintain existing customer contracts and relationships;
- agricultural commodity prices;
- general financial conditions for western Canadian agricultural producers;
- demand for seed grain, fertilizer, chemicals and other agri-products by our customers;
- market share of grain deliveries and agri-product sales that will be achieved by the Pool;
- extent of customer defaults in connection with credit provided by the Pool or Farm Credit Canada in connection with agri-product purchases;
- demand for oat and malt barley products and the market share of sales of these products that will be achieved by the Pool's subsidiaries;
- the impact of competition;
- environmental and reclamation costs;
- the ability to obtain and maintain existing financing on acceptable terms; and
- currency, exchange and interest rates.

The Pool disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise, except as otherwise required by applicable law.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents of the Pool, filed with the securities commissions or similar regulatory authorities in each of the provinces of Canada are specifically incorporated by reference in this prospectus:

(a) Annual Information Form of the Pool dated October 18, 2005 (the "Annual Information Form"), including Management's Discussion and Analysis for the year ended July 31, 2005 (the "Management's Discussion and Analysis");

(b) Annual financial statements of the Pool for the year ended July 31, 2005, including consolidated balance sheets as at July 31, 2005 and 2004 and the consolidated statements of earnings and retained earnings (deficit) and cash flows for the years ended July 31, 2005 and July 31, 2004 and related notes (collectively, the "Consolidated Financial Statements"), together with the auditors' report thereon, contained therein;

(c) Management Information Circular (the "Circular") of the Pool dated November 1, 2005, in connection with the annual meeting of shareholders held on December 13, 2005;

(d) Interim Report of the Pool dated December 13, 2005, as amended, including the comparative interim unaudited consolidated financial statements for the three month period ended October 31, 2005 and the management's discussion and analysis in respect of such period (collectively, the "First Interim Report"); and

(e) Interim Report of the Pool dated March 14, 2006 including the comparative interim unaudited consolidated financial statements for the three month and six month periods ended January 31, 2006 and the management's discussion and analysis in respect of such period (collectively, the "Second Interim Report").

All documents of the type referred to above, and any material change reports (excluding confidential material change reports), filed by the Pool with any securities commission or similar regulatory authority in Canada subsequent to the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this prospectus.

Any statement contained herein or in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained herein, or in any other subsequently filed documents which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Information has been incorporated by reference in this prospectus from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary, Saskatchewan Wheat Pool Inc., 2625 Victoria Avenue, Regina, Saskatchewan, S4T 7T9 (Telephone (306) 569-4525). For the purpose of the Province of Québec, this prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of Saskatchewan Wheat Pool Inc. at the above-mentioned address and telephone number.

THE CORPORATION

General

The Pool is an integrated and diversified company that is engaged in three distinct but interrelated agri-businesses: (i) grain handling and marketing; (ii) agri-products; and (iii) agri-food processing. It is a Canadian publicly traded agri-business corporation. The Pool is the largest handler and marketer of grain in Saskatchewan and is one of western Canada's largest marketers of agri-products. The Pool's agri-food processing businesses are wholly-owned Can-Oat Milling, the world's largest industrial oat miller, and Prairie Malt Limited, one of North America's largest single-site malt plants which is owned 42% by the Pool.

In March 2005, the Pool replaced its existing operating facility with a three-year $250 million revolving asset-backed loan facility, with a syndicate of financial institutions led by GE Canada Finance Holding Company, to fund the Pool's daily operating requirements. In March 2005, the Pool also successfully completed the final steps in its recapitalization plan (the "Recapitalization") by continuing as a corporation under the *Canada Business Corporations Act* with a single class of voting common shares and ceased to be a co-operative. In addition, the existing Class "A" voting shares held by members and Class "B" non-voting shares of the Pool were consolidated into a single class of voting common shares. One new common share was issued for every twenty Class "B" non-voting shares. The outstanding convertible subordinated notes of the Pool were also exchanged for common shares. Following the Recapitalization, the Pool completed a $150 million rights offering in May 2005 to the holders of its common shares and used the net proceeds to repay indebtedness.

Further particulars with respect to the Pool's business operations are contained under the headings "General Development of the Business", "Overview of the Industry" and "Description of the Business" in the Annual Information Form incorporated herein by reference.

The Pool's registered and head office is located at 2625 Victoria Avenue, Regina, Saskatchewan S4T 7T9.

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of the Corporation (i) as at July 31, 2005 and (ii) as at January 31, 2006, both actual and as adjusted to reflect the issuance of the Notes offered hereby (net of estimated offering expenses) and the application of the net proceeds as described under "Use of Proceeds".

	July 31, 2005	January 31, 2006	January 31, 2006 after giving effect to the offering and assuming repayment of Senior Subordinated Notes[3]
	(in thousands)	(unaudited, in thousands)	(unaudited, in thousands)
Long-term debt [1]			
Senior Subordinated Notes due November 29, 2008	$139,929	$141,148	–
Senior Unsecured Notes, due ◆, 2013	--	–	$150,000
Members' term loans	4,823	5,139	5,139
Subsidiaries' and proportionate share of joint venturers' debt	9,637	7,584	7,584
Total long-term debt	154,389	153,871	162,723
Shareholders' equity			
Share capital [2]	439,485	439,485	439,485
Contributed surplus	243	276	276
Retained earnings (deficit)	(58,487)	(63,196)	(70,722)
Total shareholders' equity	381,241	376,565	369,039
Total capitalization	$535,630	$530,436	$531,762

Notes:

(1) Long-term debt includes the current portion thereof. The general terms of the long-term indebtedness in the above table are set out in note 14 of the Consolidated Financial Statements.

(2) An unlimited number of common shares, first preferred shares and second preferred shares are authorized. At July 31, 2005, there were 81,834,137 common shares outstanding. This does not include 89,957 (July 31, 2005) and 88,799 (January 31, 2006) common shares of the Corporation issuable pursuant to the Corporation's management stock option plan.

(3) The estimated net proceeds of the offering are $146,000,000 which, along with available working capital, will be used to redeem the Senior Subordinated Notes due November 29, 2008.

Between July 31, 2005 and the date of this prospectus, there has been no material change in the share or loan capital structure of the Pool, other than the changes noted in the capitalization table and notes set forth above.

USE OF PROCEEDS

The estimated net proceeds from the offering, after payment of the underwriters' fee and the estimated expenses of the offering, are $146,000,000. The net proceeds from the offering will be used, along with available working capital, to redeem the senior subordinated notes (the "Senior Subordinated Notes") due November 29, 2008, at an aggregate redemption price of approximately $153,000,000, plus accrued and unpaid interest. It is anticipated that the Senior Subordinated Notes will be redeemed on or before ◆, 2006.

DESCRIPTION OF THE NOTES

General

The Notes will be unsecured obligations of the Pool and will bear interest at the rate of ◆% per annum from ◆, 2006, and will mature on ◆, 2013. Principal and interest (payable semi-annually on ◆ and ◆) on the Notes will be payable in lawful money of Canada. The first interest payment will be due on ◆, 2006. The record date for the payment of interest will be as of 5:00 p.m. (Toronto time) on the tenth calendar day preceding the relevant interest payment date.

The Notes offered hereby will be issued under the trust indenture to be dated the date of the closing of the offering (the "Trust Indenture") between the Pool and CIBC Mellon Trust Company, as trustee (the "Trustee"). The Notes will be issued, as the first series of notes ("Notes") issued under the Trust Indenture, pursuant to a first supplemental trust indenture (the "First Supplemental Indenture") providing for, among other things, the creation and issuance of the Notes. The Trust Indenture does not limit the principal amount of Notes that may be issued thereunder. The Trust Indenture provides that Notes may be issued in one or more series, with certain terms to be fixed at the time of issuance. The Trust Indenture and First Supplemental Indenture are herein collectively referred to as the "Indenture".

The following description of the Notes is a brief summary of their material attributes and characteristics, which does not purport to be complete. For full particulars, reference should be made to the Indenture.

Copies of the Trust Indenture and First Supplemental Indenture will be filed on SEDAR (www.sedar.com) under Saskatchewan Wheat Pool Inc. following the closing of this offering. Copies of the Trust Indenture and First Supplemental Indenture and form of Notes (in draft form until executed) may be inspected during business hours at the head office of the Corporation or the principal offices of the Trustee in Calgary, Alberta during the course of the distribution. Whenever particular provisions or defined terms of the Trust Indenture or the First Supplemental Indenture or the form of the Notes, which form a part thereof, are referred to, such provisions or defined terms are incorporated herein by reference.

Book-Entry System for Notes

The Notes will be issued in "book-entry only" form and must be purchased or transferred through a participant ("Participant") in the depository service of CDS. On the closing date of this offering (the "Closing Date"), the Trustee will cause a global Note (the "Global Note") to be delivered to CDS and registered in the name of its

nominee. The Notes will be evidenced by a single book-entry only certificate. Registration of interests in and transfer of the Notes will be made only through the depository service of CDS.

Except as described below, a purchaser acquiring a beneficial interest in the Notes (a "Beneficial Owner") will not be entitled to a certificate or other instrument from the Trustee or CDS evidencing that purchaser's interest therein, and such purchase will not be shown on the records maintained by CDS, except through a Participant. Such purchaser will receive a confirmation of purchase from the Underwriters or other registered dealer from whom Notes are purchased.

Neither the Corporation nor the Underwriters will assume any responsibility or any liability for: (a) any aspect of the records relating to the beneficial ownership of the Notes held by CDS or the payments relating thereto; (b) maintaining, supervising or reviewing any records relating to the Notes; or (c) any advice or representation made by or with respect to CDS and contained in this short form prospectus and relating to the rules governing CDS or any action to be taken by CDS or at the direction of its Participants. The rules governing CDS provide that it acts as the agent and depository for the Participants. As a result, Participants must look solely to CDS and Beneficial Owners must look solely to Participants for the payment of the principal and interest on the Notes paid by or on behalf of the Corporation to CDS.

As indirect holders of Notes, investors should be aware that they (subject to the situations described below): (a) may not have Notes registered in their name; (b) may not have physical certificates representing their interest in the Notes; (c) may not be able to sell the Notes to institutions required by law to hold physical certificates for securities they own; and (d) may be unable to pledge Notes as security. The Corporation's responsibility and liability in respect of notices or payments on the Notes is limited to giving notice or making payment on the Notes to CDS or its nominee. Holders of the Notes must rely on the procedures of CDS and its Participants to exercise any of their rights with respect to the Notes.

The Notes will be issued to Beneficial Owners in fully registered and certificate form (the "Definitive Notes") only if: (a) CDS has notified the Corporation that it is unwilling or unable to continue as the depository for the Global Note; (b) CDS has ceased to be a clearing agency or otherwise ceased to be eligible to be a depository; (c) the Corporation elects or is required by law to terminate the book entry only system through CDS; or (d) there shall have occurred and be continuing an Event of Default.

Upon the occurrence of any of the events described in the immediately preceding paragraph, the Trustee must notify CDS, for and on behalf of the Participants and Beneficial Owners, of the availability through CDS of the Definitive Notes. Upon surrender by CDS of the Global Note representing the Notes and receipt of instructions from CDS for the new registrations, the Trustee will deliver Definitive Notes representing the Notes and thereafter the Corporation will recognize the holders of such Note certificates as Note holders under the Indenture.

Payment

Except in the case of payment on maturity, in which case payment may be made on surrender of the Global Note, payments of interest and principal on each Global Note will be made to CDS as registered holder of the Global Note. Payments of principal and interest on the Global Note will be made to CDS by pre-authorized electronic transfer payments or other form of electronic payments acceptable to the Trustee. As long as CDS is the registered holder of the Global Note, CDS will be considered the sole owner of the Global Note for the purpose of receiving payment on the Notes and for all other purposes under the Indenture and the Notes.

The Corporation expects that CDS, upon receipt of any payment of principal or interest in respect of the Global Note, will credit Participants' accounts, on the date principal or interest is payable, with payments in amounts proportionate to their respective beneficial interest in the principal amount of such Global Note as shown on the records of CDS. The Corporation also expects that payments of principal and interest by Participants to the owners of beneficial interests in such Global Note held through such Participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such Participants.

If the date for payment of any amount of principal or interest on any Note is not a Business Day at the place of payment, then payment will be made on the next Business Day and the holder of the Note will not be entitled to any further interest or other payment in respect of the delay. If Definitive Notes are issued, interest will be paid by cheque drawn on the Corporation and sent by prepaid mail to the registered holder or by such other means as may become customary for the payment of interest. Payment of principal and the interest due, at maturity or on a redemption date, will be paid directly to CDS while the book-entry only system is in effect. If Definitive Notes are issued, payment of principal and interest due, at maturity or on a redemption date, will be paid upon surrender thereof at any office of the Trustee or as otherwise specified in the Indenture.

Transfers of Notes

Transfers of ownership of Notes represented by the Global Note will be effected through records maintained by CDS or its nominee for the Global Note (with respect to interests of Participants) and on the records of Participants (with respect to interests of persons other than Participants). Beneficial Owners who are not Participants in the depository services of CDS, but who desire to purchase, sell or otherwise transfer ownership of or other interests in the Global Note, may do so only through Participants in the depository service of CDS.

The ability of a Beneficial Owner of an interest in a Note represented by the Global Note to pledge the Note or otherwise take action with respect to such owner's interest in a Note represented by the Global Note (other than through a Participant) may be limited due to the lack of a physical certificate.

The holder of a Definitive Note may transfer it upon payment of transfer fees and similar taxes incidental thereto by executing a form of transfer and returning it along with the Definitive Note to the principal corporate trust office of the Trustee in the City of Calgary, Alberta or such other office as the Corporation may, with the approval of the Trustee, designate, for issuance of one or more new Definitive Notes in authorized denominations in the same aggregate principal amount registered in the name(s) of the transferee(s). The Trustee is not required to register any transfer of a Definitive Note within 10 days immediately preceding any day fixed for payment of interest or principal.

Rank

The Notes will be direct, unsecured obligations of the Corporation and will rank *pari passu* with all of the Corporation's other unsecured Indebtedness and all other present and future senior unsecured and unsubordinated debt of the Corporation. The Notes will not be secured by any mortgage, pledge or charge.

Optional Redemption

Optional Redemption Prior to ◆, 2009 Upon Public Equity Offering

At any time prior to ◆, 2009, upon not less than 30 nor more than 60 days' notice, the Corporation may on any one or more occasions redeem up to 35% of the aggregate principal amount of the Notes at a redemption price of ◆% of their principal amount, plus accrued and unpaid interest, if any, to the redemption date, with the net proceeds received by the Corporation from one or more public equity offerings. The Corporation may only do this, however, if:

(a) at least 65% of the aggregate principal amount of the Notes initially issued by the Corporation would remain outstanding immediately after the proposed redemption; and

(b) the redemption occurs within 75 days after the closing of the public equity offering in question.

Optional Redemption Prior to ◆, 2009

At any time prior to ◆, 2009, the Corporation may also redeem all or part of the Notes, upon not less than 30 nor more than 60 days notice, at a redemption price equal to 100% of the principal amount thereof, plus the Applicable Redemption Premium and accrued and unpaid interest to the redemption date.

"Applicable Redemption Premium" means, with respect to any Note on any redemption date, the greater of:

(a) 1.0% of the principal amount of the Note being redeemed; and

(b) the excess of:

(i) the Discounted Value at such redemption date of the Remaining Scheduled Payments of such Notes, determined by discounting, on a semi-annual basis, such amounts from the dates on which they would have been payable at a rate equal to the Reinvestment Yield; over

(ii) the principal amount of the Note.

Optional Redemption After ◆, 2009

At any time on or after ◆, 2009 and prior to maturity, the Corporation may redeem all or part of the Notes upon not less than 30 nor more than 60 days prior notice on the terms set forth below. These redemptions will be at the following redemption prices (expressed as percentages of the principal amount at maturity), plus accrued and unpaid interest, if any, to the redemption date, if redeemed during the 12-month period commencing ◆ during the years set forth below. This redemption is subject to the right of Noteholders of record on the relevant regular record date that is prior to the redemption date to receive interest due on an interest payment date.

Year	Redemption
2009	◆%
2010	◆%
2011	◆%
2012	◆%

Affiliate Purchase in Lieu of Redemption

The Corporation may, by notice to the Trustee, elect to have an Affiliate of the Corporation purchase all of the Notes to be redeemed subject to the applicable redemption provisions.

Purchase of Notes

The Corporation will be entitled, at any time when it is not in Default, to purchase for cancellation all or any of the Notes in the market or by tender or by private contract, provided that the price at which any Note may be purchased by private contract shall not exceed the principal amount thereof together with accrued and unpaid interest thereon and costs of purchase.

Covenants

The Indenture contains certain covenants on the part of the Corporation. These include in particular:

Restricted Payments and Investments

Limitations on Restricted Payments. The Corporation will not and will not permit any of its Restricted Subsidiaries to declare, make or pay, or incur any liability to make or pay, or cause or permit to be declared, made or paid, any Restricted Payment unless immediately thereafter, and after giving effect thereto:

(a) the aggregate amount of such Restricted Payment, plus all other Restricted Payments made or paid, or for which liability to make or pay has been incurred, by the Corporation or any of its Restricted Subsidiaries on or after the date of the Indenture, shall not exceed an amount equal to the sum of (w) $15,000,000 plus (x) fifty percent (50%) of cumulative consolidated net income before accounting for the after-tax impact of one time items disclosed as such in the relevant income statements ("Adjusted Consolidated Net Income") for the period commencing January 31, 2006 and ending on the last day of the most recently ended interim

fiscal period of the Corporation, if Adjusted Consolidated Net Income is a positive number (or one hundred percent (100%) of cumulative Adjusted Consolidated Net Income for such period, if cumulative Adjusted Consolidated Net Income is a negative number) plus (y) the net cash proceeds received by the Corporation from any issuance of shares of capital stock of the Corporation, or any options, rights or warrants to purchase such capital stock, after the date of the Indenture plus (z) the aggregate amount by which Indebtedness which is convertible by its terms is reduced by conversion to equity;

(b) immediately thereafter and after giving effect thereto, the Corporation shall be in compliance with the debt issuance test described below under "Debt Issuance Test"; and

(c) immediately prior thereto, and after giving effect thereto, no Default or Event of Default shall exist.

Limitations on Secured Indebtedness and Unsecured Revolving Indebtedness. The Corporation will not, nor will it permit any Restricted Subsidiary to:

(a) grant Liens in favour of lenders for outstanding Indebtedness under or in connection with credit facilities on its assets for any Indebtedness; or

(b) enter into any agreement for unsecured Revolving Indebtedness;

if at the time of the granting of such Liens or the entering into of such agreement for unsecured Revolving Indebtedness, or as a result of the granting of such Liens or the entering into of such agreement for unsecured Revolving Indebtedness, the aggregate principal amount available for drawdown pursuant to the terms of (x) all Indebtedness secured by Liens in favour of lenders for outstanding Indebtedness under or in connection with credit facilities and (y) all unsecured Revolving Indebtedness, would exceed: (1) the greater of: (i) $250,000,000; and (ii) the sum of 85% of the book value of the receivables and 65% of the book value of the inventory of the Corporation and its Restricted Subsidiaries; plus (2) an amount equal to 10% of the Equity of the Corporation.

Limitations on Investments. The Corporation will not, and will not permit any of its Restricted Subsidiaries to, declare, make, or authorize any Investment by way of cash, issuance of debt securities or shares unless it is a Permitted Investment, or:

(a) immediately after giving effect to such action the aggregate value of all Investments of the Corporation and its Restricted Subsidiaries made (and still held) after the date of the Indenture would not exceed 15% of the Equity of the Corporation calculated as at the end of the most recently ended interim fiscal period;

(b) immediately thereafter and after giving effect thereto, the Corporation shall be in compliance with the debt issuance test described below under "Debt Issuance Test"; and

(c) immediately prior thereto and after giving effect thereto, no Default or Event of Default would exist.

Each Person which becomes a Restricted Subsidiary of the Corporation after the date of the Indenture will be deemed to have made (for the purposes of the calculation in paragraph (a) above), on the date such Person becomes a Restricted Subsidiary of the Corporation, all Investments of such Person in existence on such date. Investments in any Person that ceases to be a Restricted Subsidiary of the Corporation after the date of the Indenture (but in which the Corporation or another Restricted Subsidiary continues to maintain an Investment) will be deemed (for the purposes of the calculation in paragraph (a) above) to have been made on the date on which such Person ceases to be a Restricted Subsidiary of the Corporation. All Investments shall be valued at the greater of cost and book value.

Indebtedness of a Restricted Subsidiary

The Corporation will not permit any Restricted Subsidiary to incur any Indebtedness (other than (i) Permitted Indebtedness, (ii) Indebtedness by a Restricted Subsidiary incurred in connection with a guarantee of Indebtedness owed by the Corporation, and (iii) Indebtedness between Restricted Subsidiaries or between a Restricted Subsidiary

and the Corporation) if the total Indebtedness of all such Restricted Subsidiaries would exceed in the aggregate 15% of the Equity of the Corporation at such time.

Debt Issuance Test

The Corporation shall not, and shall not permit any of its Restricted Subsidiaries to, create, issue, assume, become liable for or otherwise incur any additional Indebtedness, other than Permitted Indebtedness:

(a) after the occurrence and during the continuance of any Default or Event of Default; and

(b) unless, if after incurring the proposed additional Indebtedness and/or executing and delivering the agreements, instruments and other documents evidencing or establishing commitments, credit facilities, other lines of credit or authorizations to provide additional Indebtedness, the Corporation would have been in compliance with a ratio of EBITDA to Cash Interest for the best four consecutive fiscal quarters out of the last six published fiscal quarters, after giving effect to such additional Indebtedness, of at least 2.0 times. For the purpose of determining "EBITDA" under the debt issuance test, the Corporation may calculate EBITDA (as defined in the Indenture) as if any business being acquired with the use of the proposed additional Indebtedness, or any business acquired during the last six published fiscal quarters, had been acquired on the first day of the first of such six published fiscal quarters.

Negative Pledge

The Corporation covenants and agrees in the Indenture that as long as any Notes issued thereunder remain outstanding and subject to all the provisions of the Indenture, the Corporation will not, nor will it permit any Restricted Subsidiary to, create any mortgage, hypothecation, charge or other encumbrance on any of its or their property or assets, present or future, to secure Indebtedness, unless at the time thereof or prior thereto the Notes then outstanding are equally and ratably secured or secured in priority thereto; provided however, that such covenant shall not apply to or operate to prevent, among other things:

(a) Liens not related to the borrowing of money, incurred or arising by operation of law or in the ordinary course of business or incidental to the ownership of property or assets;

(b) pre-existing Liens on properties when acquired, provided such Liens were not created or incurred in anticipation of such acquisition and such Liens are not subsequently extended to other property or assets, increased or otherwise amended (except to reduce their scope) unless they otherwise qualify as Permitted Encumbrances;

(c) Liens on existing property of corporations or other persons or entities when they become Restricted Subsidiaries provided such Liens were not created or incurred in anticipation of such entity becoming a Restricted Subsidiary and such Liens are not subsequently extended to other property or assets, increased or otherwise amended (except to reduce their scope) unless they otherwise qualify as Permitted Encumbrances;

(d) Liens given by Restricted Subsidiaries in compliance with obligations under the trust deeds and similar instruments in existence at the date of the Indenture;

(e) giving security by a Restricted Subsidiary in favour of the Corporation or another Restricted Subsidiary;

(f) creating, issuing or suffering to exist or becoming liable on, or giving or assuming, any Purchase Money Mortgage;

(g) giving security on any specific property in favour of a government within or outside Canada or any political subdivision, department, agency or instrumentally thereof to secure the performance

of any covenant or obligation to or in favour of or entered into at the request of any such authorities where such security is required pursuant to any contract, statute, order or regulation;

(h) giving security on cash or marketable securities of the Corporation or any Restricted Subsidiary in connection with interest rate, currency or commodity hedging instruments, swaps, forward exchange contract or similar financial agreements or arrangements entered into for the purpose of managing risks in the ordinary course of business;

(i) giving security in favour of lenders for outstanding Indebtedness under or in connection with credit facilities including, without limitation, any Revolving Indebtedness granted to the Corporation and its Restricted Subsidiaries from time to time;

(j) giving security to any supplier of farm supplies over any farm supplies in the possession of the Corporation which were acquired by the Corporation from such supplier and subsequently repurchased by such supplier from the Corporation, but only to the extent that such farm supplies remain in the possession of the Corporation and only in respect of the farm supplies so repurchased by the supplier, and only until such farm supplies are repurchased by the Corporation from such supplier which date of repurchase shall be deemed to be the date of acquisition for the purposes of the Indenture;

(k) giving security on, or the deemed security interest arising in respect of, grain to or for any person (A) for grain delivered by such person in respect of which a primary elevator receipt (as defined in the *Canada Grain Act* and the regulations thereto) has been issued; or (B) in respect of grain received by the Corporation for storage for the said person pursuant to a grain condo license or similar arrangement, in either case whether such security interest is granted or created by agreement or by operation of law or equity;

(l) Liens held by a joint venture entity against equity interests and receivables held by the Corporation or its Restricted Subsidiaries in such joint venture entity; or

(m) giving security in respect of any extension, replacement or renewal of any Indebtedness secured by way of any of the foregoing provided that in connection with such extension, replacement or renewal (A) the principal amount of Indebtedness secured thereby immediately prior to such extension, replacement or renewal is not thereby increased; and (B) the property or assets subject to such security is the same immediately after such extension, replacement or renewal as immediately prior thereto.

Limitation on Asset Dispositions

The Corporation may not, and may not permit any Restricted Subsidiary to, make any Asset Disposition where the fair market value of the Fixed Assets or Investment is greater than $5,000,000 in one or more related transactions, unless:

(a) other than an Asset Disposition required by a governmental authority with jurisdiction over the Corporation or a Restricted Subsidiary in respect of the Asset Disposition, the Corporation or the Restricted Subsidiary, as the case may be, receives consideration for such disposition at least equal to the fair market value for the assets sold or disposed of (which shall be determined by the board of directors of the Corporation in good faith and evidenced by a resolution of the board of directors, a copy of which shall be delivered to the Trustee, where such transaction involves aggregate consideration of $20,000,000 or more);

(b) at least 75% of the consideration for such disposition consists of cash or readily marketable cash equivalents; and

(c) all Net Available Proceeds, less any amounts invested within 360 days of such disposition in assets related to the business of the Corporation and its Restricted Subsidiaries are applied within 360 days of such disposition to the payment of Indebtedness of the Corporation or a Restricted Subsidiary.

If on the 361st day after the Asset Dispositions any Net Available Proceeds have not been applied or invested as provided in the preceding paragraph, a triggering event shall be deemed to have occurred, which will trigger the obligation of the Corporation: (1) first, to make an offer to purchase any outstanding Notes at 100% of their principal amount plus accrued interest to the date of purchase and, to the extent required by the terms thereof, any other Indebtedness of the Corporation that is *pari passu* with the Notes at a price no greater than 100% of the principal amount thereof plus accrued interest to the date of purchase, and (2) second, to the extent of any remaining Net Available Proceeds, to any other use as determined by the Corporation which is not otherwise prohibited by the Indenture.

Payment of Additional Amounts

All payments made by or on behalf of the Corporation under or with respect to the Notes will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or any Province or Territory thereof or by any authority or agency therein or thereof having power to tax ("Canadian Taxes"), unless the Corporation is required to withhold or deduct Canadian Taxes by law or by the interpretation or administration thereof. If the Corporation is so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to the Notes, the Corporation will pay to each Noteholder as additional interest such additional amounts ("Additional Amounts") as may be necessary so that the net amount received by each such Noteholder after such withholding or deduction (and after deducting any Canadian Taxes on such Additional Amounts) will not be less than the amount such Noteholder would have received if such Canadian Taxes had not been withheld or deducted and similar payments (the term "Additional Amounts" shall also include any such similar payments) will also be made by the Corporation to Noteholders that are not subject to withholding but are required to pay tax directly on amounts otherwise subject to withholding. However, no Additional Amounts will be payable with respect to a payment made to a Noteholder (such Noteholder, an "Excluded Noteholder") in respect of the beneficial owner thereof:

(i) with which the Corporation does not deal at arm's length (for the purpose of the Income Tax Act (Canada)) at the time of the making of such payment;

(ii) that is subject to such Canadian Taxes by reason of the Noteholder being a resident of Canada, carrying on or engaged in business in Canada, maintaining a permanent establishment in Canada or otherwise having some connection with Canada or any province or territory thereof otherwise than by the mere holding of Notes, the receipt of payments thereunder or enforcement of its rights in respect thereof; and

(iii) that is subject to such Canadian Taxes by reason of the Noteholder's failure to comply with any certification, identification or documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian Taxes (provided that the Corporation shall give written notice to the Trustee and the Noteholders of the Notes then outstanding of such requirements and any change in such requirements).

Amalgamation and Merger

Pursuant to the terms of the Indenture, the Corporation shall not enter into any transaction, whether by way of merger, consolidation, reconstruction, amalgamation (except where the continuing corporation is by operation of law the successor to the obligations of the Corporation including the Notes), transfer, lease, disposition or otherwise, whereby all or substantially all of the Corporation's undertaking or assets would become the property of any other Person (a "Successor Company") unless:

(a) the Successor Company executes such documents as are in the opinion of counsel necessary or advisable to evidence the assumption by the Successor Company of the liability for the due and punctual payment of all amounts in respect of the Notes and the covenant of such Successor Company to pay the same and to observe and perform all the covenants and obligations of the Corporation under the Indenture;

(b) immediately after the consummation of such transaction no condition or event shall exist which constitutes or which would, after the lapse of time or giving of notice or both, constitute an Event of Default;

(c) such transaction shall, to the satisfaction of the Trustee in reliance upon an opinion of counsel, be upon such terms as substantially to preserve and not to impair in any material respect any of the rights and powers of the Trustee or of the Noteholders under the Indenture; and

(d) any one of the following shall apply:

(i) the Corporation shall be the surviving person;

(ii) the Successor Company shall be a corporation existing under the laws of Canada or any province or territory thereof;

(iii) the Corporation shall have obtained the consent of the holders of the Notes by way of Extraordinary Resolution; or

(iv) the Corporation agrees that such a transfer shall be deemed to be a "change of control" for the purpose of the provisions described below under "Change of Control" and the Corporation makes the offer to the holders of the Notes required by such provisions at the applicable redemption price as soon as practicable following completion of the transaction, and such offer remains open and available for acceptance by holders of Notes for not less than 30 days.

Events of Default

The following are "**Events of Default**" under the Indenture:

(a) payment of the principal or redemption price, if any, or premium, if any, of any Note shall not be made in respect of any borrowing under the Indenture and any such default continues for a period of three days;

(b) payment of any instalment of interest or other amount (other than principal or redemption price) owing in respect of any Note shall not be made in respect of any borrowing under the Indenture and any such default continues for a period of 30 days;

(c) if the Corporation shall default in the observance or performance of any other covenant or agreement contained in the Indenture (except, in each case, for those referred to in Paragraphs (a) and (b) above) and such default continues for a period of thirty (30) days after written notice thereof by the Trustee (or such longer period as may be agreed to by the Trustee upon receipt of an Extraordinary Resolution); provided, however, that in the case of any such default which can be cured by due diligence but which cannot be cured within the thirty (30) day period, the time to cure shall be extended for such period as may be necessary to remedy the default with all due diligence;

(d) if any representation and warranty made by the Corporation in the Indenture or in any Supplemental Indenture shall be untrue in any material respect on the Closing Date or the date upon which they were given;

(e) an event of default, as defined in any instruments under which the Corporation or a Restricted Subsidiary has outstanding indebtedness for borrowed money, has occurred and the obligation to pay an amount in excess of $20,000,000 has been accelerated (unless the default is remedied or waived or the acceleration is rescinded or annulled), provided that (A) if the event of default is not related to a failure to make timely and proper payment of principal or interest, 30 days after such acceleration shall have elapsed after the Corporation has in good faith exhausted its remedies, including the contesting in good faith of such event of default, or (B) if the event default is related to such a failure, three days have elapsed after such event of default and acceleration has occurred;

(f) if an order shall be made or an effective resolution be passed for the winding-up or liquidation of the Corporation except in the course of carrying out or pursuant to a transaction in respect of which the conditions described under "Amalgamation and Merger" provisions of the Indenture are duly observed and performed; and

(g) if the Corporation or any Restricted Subsidiary shall make a general assignment for the benefit of its creditors or a notice of intention to make a proposal or a proposal under the *Bankruptcy and Insolvency Act* (Canada), or shall become insolvent or be declared or adjudged bankrupt, or a receiving order be made against the Corporation or any Restricted Subsidiary or if a liquidator, trustee in bankruptcy, receiver, receiver and manager or any other officer with similar powers shall be appointed to the Corporation or any Restricted Subsidiary, or if the Corporation or any Restricted Subsidiary shall propose a compromise, arrangement or reorganization under the *Companies' Creditors Arrangement Act* (Canada) or any other legislation of any jurisdiction providing for the reorganization or winding-up of corporations or business entities or providing for an arrangement, composition, extension or adjustment with its creditors or shall voluntarily suspend transaction of its usual business, or shall take corporate action in furtherance of any of the foregoing purposes.

If any Event of Default shall occur and be continuing, the Trustee may in its discretion and shall upon receipt of a noteholders' request signed by holders of not less than 25% of the principal amount of the Notes, subject to the provisions of the Indenture, declare the principal and interest of all Notes then outstanding to be due and payable and the same shall forthwith become immediately due and payable to the Trustee and the Corporation shall forthwith pay to the Trustee for the benefit of the Noteholders the principal of and accrued and unpaid interest and interest on amounts in default on such Notes, together with any applicable premium for all of the outstanding Notes calculated from the date upon which payment is demanded. Notwithstanding anything contained in the Indenture or the Notes to the contrary, if such a declaration is made, the Corporation shall pay to the Trustee forthwith for the benefit of the Noteholders the amount of principal of and any applicable premium and accrued and unpaid interest (including interest on amounts in default) on all Notes and all other amounts payable in regard thereto under the Indenture, together with interest thereon at the rate borne by such Notes from the date of such declaration until payment is received by the Trustee.

Waiver of Default

The holders of the Notes by Extraordinary Resolution may instruct the Trustee to waive any Event of Default or to annul any declaration made by the Trustee or both, upon such terms and conditions as such holders of the Notes prescribe.

Change of Control

Within thirty (30) Business Days of the occurrence of a Change in Control, the Corporation shall make an offer to purchase (the "Change in Control Offer") all of the outstanding Notes at a price equal to the aggregate principal amount of all such Notes outstanding, plus any accrued and unpaid interest thereon to the Change in Control Purchase Date (as defined below) plus an additional amount, as compensation to the Noteholders for the loss of their investment opportunity and not as a penalty, equal to 1.00% of the principal amount of the Notes being offered to be purchased (the "Change in Control Purchase Price") on or before the date specified in such Change in Control Offer, which date shall be a Business Day that is not later than sixty (60) days after the occurrence of the Change in

Control (the "Change in Control Purchase Date"). The Change in Control Offer shall remain open from the time such offer is made until the tenth (10th) Business Day following the date of delivery of the Change in Control Offer.

A Noteholder may accept or decline a Change in Control Offer by delivering to the Corporation a written notice (a "Change in Control Purchase Notice") at any time prior to the close of business on the 10th Business Day following the delivery of the Change in Control Offer, stating that such Noteholder elects or declines to have all of its outstanding Notes purchased pursuant to the Change in Control Offer.

Modification

Without the consent of any holder of Notes, the Corporation and the Trustee may amend or supplement the Indenture and the Notes to, among other things, correct typographical, clerical and other manifest errors provided that such correction shall in no way prejudice the rights of the Trustee or the Noteholders. Other modifications and amendments of the Indenture and the Notes may be made by the Corporation and the Trustee where authorized by an Extraordinary Resolution of the Noteholders.

However, a Special Noteholders' Resolution is required in order to amend or otherwise vary:

(a) the definitions of "Majority Resolution", "Extraordinary Resolution", "Event of Default" and "Special Noteholders' Resolution";

(b) any power exercisable by a written direction of a Noteholder or a Noteholders' Request;

(c) any provision of the Indenture which expressly requires a Special Noteholders' Resolution;

(d) the *pari passu* ranking of the Notes (other than classes within a series) as provided for in the Indenture;

(e) the maturity date, any date for payment of interest, the amount payable at maturity, currency of payments, or the redemption price of any Notes;

(f) the right to institute suits or claims for the enforcement of any payment on or with respect to the Notes on or after the due date thereof so as to materially impair such right; and

(g) default and remedies provisions of the Indenture.

"Special Noteholders' Resolution" means either; (i) a resolution duly passed at a meeting of holders of Notes duly convened for that purpose and held in accordance with the provisions of the Indenture and passed by the holders of the outstanding Notes of all series of Notes affected by the subject matter of the resolution representing not less than 95% of the votes cast in respect of such resolution at such meeting; or (ii) a resolution passed as such by an instrument in writing signed by the holders of not less than 95% of the principal amount of all the Notes.

Defeasance

If payment of all principal, premium, if any, and interest on all outstanding Notes in accordance with their terms and the Indenture is made, or provided for as outlined in the following paragraph, and if all other sums payable by the Corporation under the Indenture have been paid or provided for, the Corporation shall be promptly and fully discharged and released from all of their obligations in respect of the Indenture, and all outstanding Notes, subject to (i) the rights of holders of Notes to receive payments in respect of the principal, premium, if any, and interest on such Notes when such payments are due; (ii) the Corporation's rights of redemption and its obligations with respect to the Notes; (iii) payment of the Trustee's compensation and expenses; (iv) the indemnification rights of the Trustee; and (v) these defeasance provisions.

Payment may be provided for by the irrevocable deposit with the Trustee of money or non-callable obligations of or unconditionally guaranteed by a central government of a country, which through the scheduled payment of principal

and interest will provide money sufficient, in the opinion of an independent accountant, to pay and discharge when due, the principal, premium, if any, and interest on the Notes.

Governing Law

The Notes will be governed by and construed in accordance with the laws of the Province of Saskatchewan and the laws of Canada applicable therein.

Trustee

CIBC Mellon Trust Company at its principal office in the City of Calgary is the trustee for the holders of the Notes issued under the Indenture. The Corporation has agreed to indemnify the Trustee with respect to certain liabilities relating to acting as Trustee under the Indenture.

CIBC Mellon Trust Company is also the trustee of the Senior Subordinated Notes of the Corporation due November 29, 2008.

Definitions

Certain terms are defined in the Indenture substantially as follows:

"Affiliate" means, at any time, and with respect to any Person, (a) any other Person that at such time directly or indirectly through one or more intermediaries Controls, or is Controlled by, or is under common Control with, such first Person, and (b) any Person beneficially owning or holding, directly or indirectly, 20% or more of any class of voting or equity interests of the Corporation or any Subsidiary or any Person of which the Corporation and its Subsidiaries beneficially own or hold, in the aggregate, directly or indirectly, 20% or more of any class of voting or equity interests. Unless the context otherwise clearly requires, any reference to an Affiliate is a reference to an Affiliate of the Corporation.

"Asset Disposition" means any transfer, conveyance, sale or lease by the Corporation or a Restricted Subsidiary of its Fixed Assets and Investments. The term "Asset Disposition" shall not include:

(a) any transfer, conveyance, sale, lease or other disposition of Fixed Assets and Investments by the Corporation or a Restricted Subsidiary in connection with a corporate reorganization which is carried out as a step transaction and which is completed within 48 hours to the extent that such Fixed Assets and Investments are transferred to an entity where, at the completion of such step transaction, such Fixed Assets and Investments are owned by the Corporation or a Restricted Subsidiary of the Corporation;

(b) any transfer, conveyance, sale or lease governed by the "Amalgamation and Merger" provisions in the Indenture;

(c) any transfer, conveyance, sale or lease of assets between the Corporation and its Restricted Subsidiaries or between Restricted Subsidiaries; or

(d) dispositions of grain elevators in exchange for other grain elevators of approximately equal or greater value.

"Called Principal" means, with respect to any Note, the principal of such Note that is to be prepaid pursuant to an optional redemption as described above under "Optional Redemption".

"Cash Interest" means, in respect of the Corporation and its Restricted Subsidiaries, interest expense as reported in the relevant income statements less adjustments for non-cash interest expense as reported in the relevant statements of cash flow of the Corporation and its Restricted Subsidiary prepared in accordance with GAAP.

"Change of Control" means the occurrence of any of the following events:

(a) any "person" or "group", directly or indirectly, acquires beneficial ownership of greater than 50% of the voting power of Saskatchewan Wheat Pool Inc.'s outstanding voting stock;

(b) Saskatchewan Wheat Pool Inc. conveys, transfers, leases or otherwise disposes of, or any resolution with respect to a demerger or division is passed by Saskatchewan Wheat Pool Inc.'s shareholders pursuant to which Saskatchewan Wheat Pool Inc. would dispose of, all or substantially all of its assets and those of the Restricted Subsidiaries, considered as a whole (other than a transfer of substantially all of such assets to one or more wholly owned subsidiaries), in each case to any Person other than in a transaction:

(i) where Saskatchewan Wheat Pool Inc.'s outstanding voting stock is not converted or exchanged at all (except to the extent necessary to reflect a change in the jurisdiction of Saskatchewan Wheat Pool Inc.'s incorporation) or is converted into or exchanged for voting stock (other than redeemable capital stock) of the surviving or transferee corporation; and

(ii) where the voting stock of the surviving or transferee corporation is and is expected to continue to be listed on a stock exchange or automated quotation system and publicly traded, no "person" or "group" is the "beneficial owner" directly or indirectly, of more than 50% of the total outstanding voting stock of the surviving or transferee corporation.

"Control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

"Default" means any occurrence that is, or with notice or the lapse of time or both would become an Event of Default;

"Discounted Value" means, with respect to the Called Principal of any Note, the amount obtained by discounting, on a semi-annual basis, all Remaining Scheduled Payments with respect to such Called Principal from their respective scheduled due dates to the date of calculation of the redemption price with respect to such Called Principal, in accordance with accepted financial practice and at a discount factor (applied on the same periodic basis as that on which interest on the Notes is payable) equal to the Reinvestment Yield with respect to such Called Principal.

"EBITDA" means, with respect to the Corporation and its Restricted Subsidiaries, the sum of:

(a) the net income calculated in accordance with GAAP (excluding extraordinary gains or losses) of that Person for such period plus or minus, to the extent deducted or added in determining such net income, without duplication:

(i) income taxes paid or payable or refunds received or receivable in respect of income taxes;

(ii) interest expenses;

(iii) expenses paid or payable with respect to the securitization programs;

(iv) depreciation and amortization expenses (including, without limitation, the amortized portion of professional fees, bank charges, securitization charges and restructuring charges); and

(v) other non-cash items identified in the statement of cash flows which reconcile net income after taxes to cash from or used in operations excluding non-cash working capital items and items related to business combinations and discontinued operations; and

(b) dividends from Subsidiaries and Investments whose adjusted net income is not already included in (a) above.

"Equity of the Corporation" means, on any date, the shareholders' equity appearing in the Corporation's most recent audited consolidated financial statements, provided that preferred shares shall be included in the Equity of the Corporation.

"Extraordinary Resolution" means; (i) a resolution certified by the Trustee as duly passed at a meeting of holders of Notes duly convened for that purpose and held in accordance with the provisions of the Indenture and passed by the holder or holders of outstanding Notes of all series affected by the subject matter of the resolution representing not less than 66 2/3% of the votes cast in respect of such resolution at such meeting; or (ii) a resolution certified by the Trustee as having been passed as such by an instrument in writing signed by the holders of not less than 66 2/3% of the principal amount of all the Notes.

"Fixed Assets" means tangible property, present and future, of the Corporation and its Restricted Subsidiaries which is not intended to be consumed, sold in the ordinary course of business or converted into current assets, including land, buildings and equipment which is not inventory and, including for the avoidance of doubt, beneficial title of the Corporation to any such tangible property where the registered title is held by any entity other than the Corporation.

"Indebtedness" means indebtedness created, issued or assumed for borrowed funds, or for the unpaid purchase price of property of the Corporation or a Restricted Subsidiary, whether recourse is to all or a portion of the assets of such Person and whether or not contingent and includes:

(a) every obligation for borrowed money;

(b) every obligation evidenced by notes, debentures, bonds or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses;

(c) every reimbursement obligation (whether or not due or owing) with respect to letters of credit, letters of guarantee (excluding endorsements of cheques or other negotiable instruments in the ordinary course of business), bankers' acceptances or similar instruments;

(d) every obligation issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or expenses accrued in the ordinary course of business);

(e) the maximum amount of every obligation of the type referred to in Paragraphs (a) to (d) that may be available to such Person pursuant to any agreement or instrument, whether or not the conditions precedent to availability under such agreement or instrument have been met;

(f) every swap agreement, provided that for the purposes of determining the amount of Indebtedness outstanding at any time, there shall be included as Indebtedness the net amount (positive or negative) that would be carried in the accounts of such Person at that time with respect to such agreements as a liability in accordance with GAAP; and

(g) guarantees by such Person of obligations of any other Person of the type referred to in this definition,

in each case expressed in Canadian Dollars and, with respect to any amount which is expressed in any other currency, the Canadian Dollar amount thereof shall be the Canadian dollar equivalent thereof at that time.

"Investments" means loans, shares, partnership interests, joint ventures or other equity participations held by the Corporation or a Restricted Subsidiary.

"Lien" means any mortgage, lien, pledge, assignment, charge, security interest, title retention agreement intended as security, hypothec, execution, seizure, attachment, garnishment or other similar encumbrance and any other arrangement which has the effect of security.

"Net Available Proceeds" means, in connection with any Asset Disposition, the proceeds thereof in the form of cash and cash equivalents actually received by the Corporation (including any such proceeds received by way of deferred payment of principal pursuant to a note or instalment receivable or purchase price adjustment receivable or otherwise, but only as and when such proceeds are received), net of all expenses incurred in connection with such sale or Asset Disposition including but not limited to (a) legal fees, accountant fees and investment banking fees, directly attributable to such sale or Asset Disposition, (b) amounts required to be applied to the repayment of debt secured by a lien expressly permitted under the Indenture on any asset which is the subject of such Asset Disposition, (c) the amount of any reasonable reserve established in accordance with GAAP (i) against any liabilities (other than any taxes deducted pursuant to clause (d)) associated with the assets that are the subject of such Asset Disposition and (ii) retained by the Corporation, provided that the amount of any subsequent reduction of such reserve (other than in connection with a payment in respect of any such liability) shall be deemed to be net proceeds of the Asset Disposition, as the case may be, received on the date of such reduction, and (d) taxes paid or reasonably estimated to be payable as a result thereof.

"Permitted Indebtedness" means:

(a) Revolving Indebtedness;

(b) Indebtedness existing at the Closing Date;

(c) intercompany loans between the Corporation and its Restricted Subsidiaries or between Restricted Subsidiaries;

(d) member loans to the Corporation not to exceed $35,000,000 in the aggregate at any time;

(e) existing Indebtedness of a Subsidiary at such time as it becomes a Restricted Subsidiary;

(f) swap agreements permitted under the terms of the Indenture; and

(g) refinancings from time to time of any Permitted Indebtedness or any Indebtedness in respect of which the Corporation or its Restricted Subsidiaries met the debt issuance test set out in the Indenture at the time of its initial incurrence, provided that, with respect to any such refinancing, the maturity date of such refinancing is no earlier than the maturity date of any outstanding Notes, no material additional security is granted in respect thereof and the principal amount thereof is not materially increased.

"Permitted Investment" means:

(a) Investments in cash or cash equivalents;

(b) intercompany Indebtedness;

(c) Investments in (a) a Restricted Subsidiary or (b) another Person as a result of such Investment such other Person becomes a Restricted Subsidiary or such other Person merged or consolidated with or into or transfers or conveys all or substantially all of its assets to the Corporation or a Restricted Subsidiary;

(d) Investments existing as of the Closing Date;

(e) Investments required by joint venture agreements existing as of the Closing Date;

(f) existing Investments of Restricted Subsidiaries when acquired;

(g) Investments financed through the issuance of equity by the Corporation; and

(h) equity interests received as dividends.

"Person" means an individual, partnership, corporation, joint venture, limited liability company, association, trust, unincorporated organization, or a government or agency or political subdivision thereof.

"Purchase Money Mortgage" means any mortgage, hypothecation, charge or other encumbrance created, issued or assumed to secure a Purchase Money Obligation in respect of such property and also means any agreement or other instrument entered into for the acquisition of or right to acquire any property or any interest therein in which agreement or instrument there is reserved or which obligates the Corporation or a Restricted Subsidiary to pay a royalty, rent or percentage of profits or proceeds won from such property and which charges or secures such property or interest therein or the lands containing the same with the payment thereof and includes any extension, renewal, refunding or refinancing thereof so long as the principal amount outstanding immediately prior to the date of such extension, renewal, refunding or refinancing is not increased; provided that such mortgage, hypothecation, charge, encumbrance, agreement or other instrument is created, issued or assumed prior to, concurrently with or within 180 days following the acquisition of such property, except in the case of property on which improvements are constructed, installed or added, in which case, the same shall be created or issued within a period of 180 days after substantial completion of such improvements.

"Purchase Money Obligation" means any Indebtedness assumed as, or issued and incurred to provide funds to pay, all or part of (i) the purchase price (which shall be deemed to include any costs of construction or installation) of any property acquired after the date of the Indenture or (ii) the cost of improvements made after the Closing Date to any property.

"Reference Dealer" means (i) any investment dealer selected by the Corporation from among members in good standing of the Investment Dealers Association of Canada; or (ii) any nationally recognized Canadian investment dealer selected by the Corporation and, in the opinion of the Trustee qualified to make the determination for which it was so selected, provided however, that such dealer shall have undertaken to the Corporation to determine in accordance with the terms of the Indenture, the Reinvestment Yield on the date specified by the Corporation.

"Remaining Scheduled Payments" means, with respect to the Called Principal of any Note, all payments of such Called Principal and interest thereon that would be due after the date of calculation of the redemption price with respect to such Called Principal if no payment of such Called Principal were made prior to its scheduled due date, provided that if such date of calculation of the redemption price is not a date on which interest payments are due to be made under the terms of such Note, then the amount of the next succeeding scheduled interest payment will be reduced by the amount of interest accrued to such date of calculation of the redemption price and required to be paid on such date.

"Reinvestment Yield" means, with respect to the Called Principal of any Note, the sum of (a) 1.00% per annum plus (b) the yield to maturity implied by the yields reported, as of 10:00 A.M. (Toronto time) on the third Business Day preceding the date of calculation of the redemption price with respect to such Called Principal, on the display designated as "TD PX1" of the Bloomberg Financial Markets Services Screen (or such other display as may replace the aforementioned screen) for actively traded Government of Canada securities having a maturity equal to such Called Principal as of such date of calculation of the redemption price.

"Restricted Payment" means (a) any dividend or other distribution, direct or indirect, in respect of any shares of the capital stock of the Corporation (other than dividends payable to the Corporation or a Subsidiary of the Corporation and dividends or distributions payable solely in capital stock of the Corporation or such Subsidiary, as applicable); or (b) any purchase, redemption, retirement or other acquisition of any shares of capital stock of the Corporation, now or hereafter outstanding, or of any warrants, rights or options evidencing a right to purchase or acquire any such shares (except in exchange for other shares of capital stock or warrants, rights or options evidencing a right to purchase or acquire any such shares); or (c) any management fees, royalties or other payments to Affiliates not in

the ordinary course of business; *provided, however,* that (i) payments or distributions to directors, officers or employees of the Corporation or its Subsidiaries under share based compensation plans, or (ii) any flow of funds between the Corporation and any of its Subsidiaries, or between its Subsidiaries, shall not be deemed to constitute a Restricted Payment. The amount of any Restricted Payment in property shall be deemed to be the greater of its fair market value (as determined by the board of directors of the Corporation or the Subsidiary, as the case may be) or its net book value.

"Restricted Subsidiary" means a Subsidiary of the Corporation which at the time: (a) the amount of the Corporation's share of Shareholder's Equity therein exceeds 5% of Equity of the Corporation; or (b) has been designated as a Restricted Subsidiary by written notice to the Trustee from the Corporation provided that at the time of such designation all of the Indebtedness of such Subsidiary is either Permitted Indebtedness or meets the debt issuance test described under the "Debt Issuance Test" above and provided further that a Subsidiary that has been so designated may by written notice to the Trustee from the Corporation be designated as no longer being a Restricted Subsidiary so long as the Corporation's share of Shareholders' Equity of such Subsidiary does not exceed 5% of the Equity of the Corporation and thereafter the Corporation and its remaining Restricted Subsidiaries meet the debt issuance test described under "Debt Issuance Test" above.

"Revolving Indebtedness" means Indebtedness which in accordance with its terms, can be drawn, repaid and redrawn for working capital and general corporate purposes which is secured or unsecured and which shall have an initial term to maturity of not more than 3 years but shall not include Indebtedness assumed by the Corporation or a Restricted Subsidiary as a result of an acquisition of, or amalgamation or merger, with another Person unless at the time of such acquisition, amalgamation or merger, such Indebtedness met the debt issuance test described above under "Debt Issuance Test".

"Shareholders' Equity" means with respect to a Subsidiary, the sum of (i) the shareholders' equity of such Subsidiary computed in accordance with GAAP and (ii) indebtedness created, issued or assumed by such Subsidiary to the Corporation for borrowed funds which indebtedness by its terms is stated to be subordinated; provided that the total of the book value of issued and fully paid preferred shares shall be included.

"Subsidiary" means, on any date, any corporation or other person or entity of which voting shares or other interests carrying more then 50% of the voting rights attached to all outstanding voting shares or other interests are owned, directly or indirectly, by or for the Corporation and/or by or for any corporation or other person or entity in like relation to the Corporation and includes any corporation or other person or entity in like relation to a Subsidiary; provided, however, such term shall not include any corporation or other person or entity (or its subsidiaries) which has had publicly-traded securities at all times since it first would otherwise have become a Subsidiary.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of MacPherson Leslie & Tyerman LLP and Osler, Hoskin & Harcourt LLP (collectively, "Counsel"), the following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations generally applicable to persons who acquire the Notes as a beneficial owner pursuant to this offering at the offering price set out herein who, at all relevant times and for the purposes of the *Income Tax Act* (Canada) (the "Tax Act"), deal at arm's length and are not affiliated with the Corporation (each, a "Holder").

This summary is based on the current provisions of the Tax Act and the regulations thereunder (the "Regulations"), all specific proposals to amend the Tax Act and the Regulations officially announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals") and Counsel's understanding of the administrative and assessing policies and practices of the Canada Revenue Agency ("CRA") published in writing prior to the date hereof. This summary assumes that the Tax Proposals will be enacted as currently proposed, but no assurance can be given that the Tax Proposals will be enacted in the form proposed, or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action, nor does it take into account provincial, territorial or foreign legislation or considerations which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be, nor should be construed as, advice to any particular Holder and no representations with respect to the income tax consequences to any particular Holder are made. Accordingly, prospective purchasers of Notes should consult their own tax advisors for advice with respect to the tax consequences to them of acquiring, holding and disposing of Notes having regard to their own particular circumstances, including the application and effect, if any, of the income and other tax laws of any province, territory, state or local tax authority or foreign jurisdiction.

Residents of Canada

The following summary applies to a Holder of Notes who, at all relevant times and for purposes of the Tax Act and any applicable tax treaty or convention, is or is deemed to be resident in Canada and holds the Notes as capital property (a "Resident Holder"). Generally, the Notes will constitute capital property to a Resident Holder provided that the Resident Holder does not hold the Notes in the course of carrying on a business of buying and selling securities or otherwise as part of a business of buying and selling securities or has not acquired the Notes in a transaction or transactions considered to be an adventure in the nature of trade. Certain Resident Holders who might not otherwise be considered to hold their Notes as capital property may, in certain circumstances, be entitled to have the Notes and every other "Canadian security", as defined in the Tax Act, owned by the Resident Holder in the taxation year of the election and in all subsequent taxation years treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. This summary is not applicable to a Resident Holder, an interest in which would be a "tax shelter investment" as defined in the Tax Act, or a Resident Holder that is a "financial institution" as defined in the Tax Act for the purpose of certain rules applicable to securities held by financial institutions (referred to as the "mark-to-market" rules). Such Holders should consult their own tax advisors.

Interest and other Amounts

A Resident Holder, other than a Resident Holder referred to in the following paragraph, will be required to include in the Resident Holder's income for a taxation year any amount received or receivable or deemed to have been received or receivable as interest in the year (depending upon the method regularly followed by the Resident Holder in computing income) on the Note, to the extent that such amount was not included in computing the Resident Holder's income for a preceding taxation year.

A Resident Holder that is a corporation, partnership, unit trust or a trust of which a corporation or partnership is a beneficiary will be required to include in computing its income for a taxation year all interest that accrues or is deemed to accrue to such Resident Holder on the Notes to the end of that taxation year or that becomes receivable or is received by the Resident Holder before the end of that year, except to the extent that such interest was included in the Resident Holder's income for a preceding taxation year.

The Tax Act contains special rules applicable to "prescribed debt obligations" which can deem amounts, including a bonus or premium, to accrue as interest in a taxation year such that such amounts are required to be included in computing income for the taxation year. Having regard to CRA practice, while not free from doubt, the Notes should not constitute prescribed debt obligations.

In addition, any amount paid by the Corporation as a penalty or bonus because of the repayment of all or part of the principal amount of a Note before its maturity will be deemed to be received by the Resident Holder as interest on the Note and will be required to be included in computing the Resident Holder's income as described above, to the extent such amount can reasonably be considered to relate to, and does not exceed the value at the time of payment of, interest that, but for the repayment, would have been paid or payable by the Corporation on the Note for a taxation year of the Corporation ending after the repayment of such amount.

Disposition

On a disposition or a deemed disposition (which will include a redemption, repayment at maturity, repurchase or purchase for cancellation) of the Notes in whole or in part, a Resident Holder will generally be required to include in computing its income for the taxation year in which the disposition occurred all interest that has accrued on the Notes to the date of disposition to the extent that such interest has not otherwise been included in the Resident Holder's income for the taxation year or a previous taxation year.

Saskatchewan Wheat Pool
Investor Relations
4th Floor
2625 Victoria Avenue
Regina, Sask.
S4T 7T9
(306) 569-4859

facsimile transmittal

To:	Mr. Paul Dudek Securities and Exchange Commission	Fax:	(202) 772-9207
From	Debbie Vargo Saskatchewan Wheat Pool 306-569-4859	Date:	03/21/06
Re:	Exemption No: 82-5037	Pages:	35 (incl cover)

☐ Urgent ☐ For Review ☐ Please Comment ☐ Please Reply ☐ Please Recycle

Saskatchewan Wheat Pool

HEAD OFFICE: 2625 Victoria Avenue, Regina, Saskatchewan, Canada S4T 7T9 TEL: (306) 569-4411 FAX: (306) 569-4700

Exemption #: 82-5037

March 21, 2006

Attn: Paul Dudek
Securities and Exchange Commission
450 5th Street N. W.
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-772-9207

Saskatchewan Wheat Pool
Exemption No: 82-5037
Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is:

1. A copy of an Amended and Restated Short Form Preliminary Prospectus dated March 20, 2006. This was filed with the Toronto Stock Exchange and provincial securities commissions.

Yours very truly,

Debbie Vargo

for: Colleen Vancha, Vice-President
Investor Relations and Communications

Copy to: Ray Dean, Vice-President, General Counsel and Corporate Secretary
Wayne Cheeseman, Chief Financial Officer

Attachment

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. A copy of this preliminary short form prospectus has been filed with the securities regulatory authority in each of the provinces of Canada but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended, the ("U.S. Securities Act"), or any state securities laws and, subject to certain exceptions, may not be offered or sold in the United States. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States. See "Plan of Distribution".

Information has been incorporated by reference in this prospectus from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary, Saskatchewan Wheat Pool Inc., 2625 Victoria Avenue, Regina, Saskatchewan, S4T 7T9 (Telephone (306) 569-4525), and are also available electronically at www.sedar.com. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of Saskatchewan Wheat Pool Inc. at the above-mentioned address and telephone number and is also available electronically at www.sedar.com.

New Issue

AMENDED AND RESTATED PRELIMINARY SHORT FORM PROSPECTUS

March 20, 2006

POOL

Saskatchewan Wheat Pool Inc.

$150,000,000

◆% Senior Unsecured Notes, due ◆, 2013

The ◆% senior unsecured notes, Series 2006-1 due ◆, 2013 (the "Notes") offered hereby will be unsecured obligations of Saskatchewan Wheat Pool Inc. (the "Pool", the "Corporation" or "us"). The Notes being offered pursuant to this prospectus will be dated ◆, 2006, will mature on ◆, 2013 and will bear interest at a rate of ◆% per annum, calculated and payable semi-annually in arrears on ◆ and ◆ in each year, commencing ◆, 2006. See "Description of the Notes" for particulars of the material attributes of the Notes.

The Corporation's head and registered office is located at 2625 Victoria Avenue, Regina, Saskatchewan, S4T 7T9.

You should carefully review and evaluate certain risk factors before purchasing the Notes. See "Risk Factors", beginning on page 27 of this prospectus.

There is no market through which these securities may be sold and you may not be able to resell securities purchased under this short form prospectus. This may affect the pricing of the securities in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. See "Risk Factors".

	Price to Pool (1)	Underwriters' Fee	Net Proceeds to Pool (2)
Per Note	$1,000.00	$22.50	$977.50
Total	$150,000,000	$3,375,000	$146,625,000

Notes:

(1) Plus accrued interest, if any from ◆, 2006 to the date of delivery.

(2) Before deducting expenses of this offering, estimated to be $625,000 which, together with the Underwriters' fee, will be paid from the general funds of the Corporation.

TD Securities Inc., Genuity Capital Markets and RBC Dominion Securities Inc. (the "Underwriters"), as principals, conditionally offer the Notes, subject to prior sale, if, as and when issued by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the underwriting agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of the Corporation by MacPherson Leslie & Tyerman LLP and on behalf of the Underwriters by Osler, Hoskin & Harcourt LLP. See "Plan of Distribution".

Subscriptions for the Notes will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the closing of this offering will take place on ◆, 2006 or on such other date as the Pool and the Underwriters may agree but not later than ◆, 2006. At the closing of the offering, the Notes will be available for delivery in book-entry form only through the facilities of The Canadian Depository for Securities Limited ("CDS"). No certificates evidencing the Notes will be issued to the purchasers and registration will be made in the depository service of CDS. Purchasers of the Notes will receive only a customer confirmation from the Underwriters or other registered dealer who is a CDS participant and from or through whom a beneficial interest in the Notes is purchased.

TABLE OF CONTENTS

In this prospectus, references to the "Pool", the "Corporation", "we", "us", and "our" refer to Saskatchewan Wheat Pool Inc. All amounts in this prospectus are expressed in Canadian dollars, unless otherwise indicated. References to $(US) are to United States ("US") dollars.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this prospectus and the information incorporated herein are forward-looking statements and reflect the Pool's expectations regarding future results of operations, financial condition and achievements. All statements included under the heading "The Corporation" herein and in the Annual Information Form, Management's Discussion and Analysis and the First and Second Interim Reports incorporated by reference herein that address activities, events or developments that the Corporation or its management expects or anticipates will or may occur in the future, including such things as growth of its business and operations, competitive strengths, strategic initiatives, planned capital expenditures, plans and references to future operations and results of the Corporation and such matters, are forward-looking statements. In addition, when used in this prospectus and in the documents incorporated herein by reference, the words "believes", "intends", "anticipates", "expects", "estimates" and words of similar import may indicate forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance and achievements of the Pool to be materially different from any future results, performance and achievements expressed or implied by those forward-looking statements. A number of factors could cause actual results to differ materially from expectations including, but not limited to, those factors discussed under the heading "Risk Factors" in this prospectus and the Annual Information Form and under the heading "Risk Management" in the Management's Discussion and Analysis; and:

- weather conditions;
- crop production and crop quality in Western Canada;
- world agricultural commodity prices and markets;
- producers' decisions regarding total seeded acreage, crop selection, and utilization levels of farm inputs such as fertilizers and pesticides;
- the Pool's dependence on key personnel;
- any labour disruptions;
- the Corporation's financial leverage and funding requirements;
- credit risk in respect of customers of the Pool;

- foreign exchange risk; and counterparty risks in connection with foreign exchange and commodity hedging programs;
- changes in the grain handling and agri-products competitive environments, including pricing pressures;
- Canadian grain export levels;
- changes in government policy and transportation deregulation;
- international trade matters, and global political and economic conditions, including grain subsidy actions and tariffs of the United States and the European Union;
- competitive developments in connection with the Pool's grain handling, agri-products, agri-food processing, and other operations; and
- environmental risks and unanticipated expenditures relating to environmental or other matters.

All of the forward-looking statements made in this prospectus and the documents incorporated herein by reference are qualified by these cautionary statements and the other cautionary statements and factors contained herein or in documents incorporated by reference herein, and there can be no assurance that the developments or results anticipated by the Corporation and its management will be realized or, even if substantially realized, that they will have the expected consequences for, or effects on, the Corporation.

Although the Pool believes the assumptions inherent in forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this prospectus. In addition to other assumptions identified in this prospectus, assumptions have been made regarding, among other things:

- western Canadian and, in particular, Saskatchewan crop production and quality in 2005 and subsequent crop years;
- the volume and quality of grain held on farm by producer customers;
- movement and sales of board grains by the Canadian Wheat Board;
- demand for and supply of non-Board grains;
- the ability to maintain existing customer contracts and relationships;
- agricultural commodity prices;
- general financial conditions for western Canadian agricultural producers;
- demand for seed grain, fertilizer, chemicals and other agri-products by our customers;
- market share of grain deliveries and agri-product sales that will be achieved by the Pool;
- extent of customer defaults in connection with credit provided by the Pool or Farm Credit Canada in connection with agri-product purchases;
- demand for oat and malt barley products and the market share of sales of these products that will be achieved by the Pool's subsidiaries;
- the impact of competition;
- environmental and reclamation costs;
- the ability to obtain and maintain existing financing on acceptable terms; and
- currency, exchange and interest rates.

The Pool disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise, except as otherwise required by applicable law.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents of the Pool, filed with the securities commissions or similar regulatory authorities in each of the provinces of Canada are specifically incorporated by reference in this prospectus:

(a) Annual Information Form of the Pool dated October 18, 2005 (the "Annual Information Form"), including Management's Discussion and Analysis for the year ended July 31, 2005 (the "Management's Discussion and Analysis");

(b) Annual financial statements of the Pool for the year ended July 31, 2005, including consolidated balance sheets as at July 31, 2005 and 2004 and the consolidated statements of earnings and retained earnings (deficit) and cash flows for the years ended July 31, 2005 and July 31, 2004 and related notes (collectively, the "Consolidated Financial Statements"), together with the auditors' report thereon, contained therein;

(c) Management Information Circular (the "Circular") of the Pool dated November 1, 2005, in connection with the annual meeting of shareholders held on December 13, 2005;

(d) Interim Report of the Pool dated December 13, 2005, as amended, including the comparative interim unaudited consolidated financial statements for the three month period ended October 31, 2005 and the management's discussion and analysis in respect of such period (collectively, the "First Interim Report"); and

(e) Interim Report of the Pool dated March 14, 2006 including the comparative interim unaudited consolidated financial statements for the three month and six month periods ended January 31, 2006 and the management's discussion and analysis in respect of such period (collectively, the "Second Interim Report").

All documents of the type referred to above, and any material change reports (excluding confidential material change reports), filed by the Pool with any securities commission or similar regulatory authority in Canada subsequent to the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this prospectus.

Any statement contained herein or in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained herein, or in any other subsequently filed documents which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Information has been incorporated by reference in this prospectus from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary, Saskatchewan Wheat Pool Inc., 2625 Victoria Avenue, Regina, Saskatchewan, S4T 7T9 (Telephone (306) 569-4525). For the purpose of the Province of Québec, this prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of Saskatchewan Wheat Pool Inc. at the above-mentioned address and telephone number.

THE CORPORATION

General

The Pool is an integrated and diversified company that is engaged in three distinct but interrelated agri-businesses: (i) grain handling and marketing; (ii) agri-products; and (iii) agri-food processing. It is a Canadian publicly traded agri-business corporation. The Pool is the largest handler and marketer of grain in Saskatchewan and is one of western Canada's largest marketers of agri-products. The Pool's agri-food processing businesses are wholly-owned Can-Oat Milling, the world's largest industrial oat miller, and Prairie Malt Limited, one of North America's largest single-site malt plants which is owned 42% by the Pool.

In March 2005, the Pool replaced its existing operating facility with a three-year $250 million revolving asset-backed loan facility, with a syndicate of financial institutions led by GE Canada Finance Holding Company, to fund the Pool's daily operating requirements. In March 2005, the Pool also successfully completed the final steps in its recapitalization plan (the "Recapitalization") by continuing as a corporation under the *Canada Business Corporations Act* with a single class of voting common shares and ceased to be a co-operative. In addition, the existing Class "A" voting shares held by members and Class "B" non-voting shares of the Pool were consolidated into a single class of voting common shares. One new common share was issued for every twenty Class "B" non-voting shares. The outstanding convertible subordinated notes of the Pool were also exchanged for common shares. Following the Recapitalization, the Pool completed a $150 million rights offering in May 2005 to the holders of its common shares and used the net proceeds to repay indebtedness.

Further particulars with respect to the Pool's business operations are contained under the headings "General Development of the Business", "Overview of the Industry" and "Description of the Business" in the Annual Information Form incorporated herein by reference.

The Pool's registered and head office is located at 2625 Victoria Avenue, Regina, Saskatchewan S4T 7T9.

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of the Corporation (i) as at July 31, 2005 and (ii) as at January 31, 2006, both actual and as adjusted to reflect the issuance of the Notes offered hereby (net of estimated offering expenses) and the application of the net proceeds as described under "Use of Proceeds".

	July 31, 2005	January 31, 2006	January 31, 2006 after giving effect to the offering and assuming repayment of Senior Subordinated Notes(3)
	(in thousands)	(unaudited, in thousands)	(unaudited, in thousands)
Long-term debt (1)			
Senior Subordinated Notes due November 29, 2008	$139,929	$141,148	–
Senior Unsecured Notes, due ●, 2013	--	--	$150,000
Members' term loans	4,823	5,139	5,139
Subsidiaries' and proportionate share of joint venturers' debt	9,637	7,584	7,584
Total long-term debt	154,389	153,871	162,723
Shareholders' equity			
Share capital (2)	439,485	439,485	439,485
Contributed surplus	243	276	276
Retained earnings (deficit)	(58,487)	(63,196)	(70,722)
Total shareholders' equity	381,241	376,565	369,039
Total capitalization	$535,630	$530,436	$531,762

Notes:

(1) Long-term debt includes the current portion thereof. The general terms of the long-term indebtedness in the above table are set out in note 14 of the Consolidated Financial Statements.

(2) An unlimited number of common shares, first preferred shares and second preferred shares are authorized. At July 31, 2005, there were 81,834,137 common shares outstanding. This does not include 89,957 (July 31, 2005) and 88,799 (January 31, 2006) common shares of the Corporation issuable pursuant to the Corporation's management stock option plan.

(3) The estimated net proceeds of the offering are $146,000,000 which, along with available working capital, will be used to redeem the Senior Subordinated Notes due November 29, 2008.

Between July 31, 2005 and the date of this prospectus, there has been no material change in the share or loan capital structure of the Pool, other than the changes noted in the capitalization table and notes set forth above.

USE OF PROCEEDS

The estimated net proceeds from the offering, after payment of the underwriters' fee and the estimated expenses of the offering, are $146,000,000. The net proceeds from the offering will be used, along with available working capital, to redeem the senior subordinated notes (the "Senior Subordinated Notes") due November 29, 2008, at an aggregate redemption price of approximately $153,000,000, plus accrued and unpaid interest. It is anticipated that the Senior Subordinated Notes will be redeemed on or before ◆, 2006.

DESCRIPTION OF THE NOTES

General

The Notes will be unsecured obligations of the Pool and will bear interest at the rate of ◆% per annum from ◆, 2006, and will mature on ◆, 2013. Principal and interest (payable semi-annually on ◆ and ◆) on the Notes will be payable in lawful money of Canada. The first interest payment will be due on ◆, 2006. The record date for the payment of interest will be as of 5:00 p.m. (Toronto time) on the tenth calendar day preceding the relevant interest payment date.

The Notes offered hereby will be issued under the trust indenture to be dated the date of the closing of the offering (the "Trust Indenture") between the Pool and CIBC Mellon Trust Company, as trustee (the "Trustee"). The Notes will be issued, as the first series of notes ("Notes") issued under the Trust Indenture, pursuant to a first supplemental trust indenture (the "First Supplemental Indenture") providing for, among other things, the creation and issuance of the Notes. The Trust Indenture does not limit the principal amount of Notes that may be issued thereunder. The Trust Indenture provides that Notes may be issued in one or more series, with certain terms to be fixed at the time of issuance. The Trust Indenture and First Supplemental Indenture are herein collectively referred to as the "Indenture".

The following description of the Notes is a brief summary of their material attributes and characteristics, which does not purport to be complete. For full particulars, reference should be made to the Indenture.

Copies of the Trust Indenture and First Supplemental Indenture will be filed on SEDAR (www.sedar.com) under Saskatchewan Wheat Pool Inc. following the closing of this offering. Copies of the Trust Indenture and First Supplemental Indenture and form of Notes (in draft form until executed) may be inspected during business hours at the head office of the Corporation or the principal offices of the Trustee in Calgary, Alberta during the course of the distribution. Whenever particular provisions or defined terms of the Trust Indenture or the First Supplemental Indenture or the form of the Notes, which form a part thereof, are referred to, such provisions or defined terms are incorporated herein by reference.

Book-Entry System for Notes

The Notes will be issued in "book-entry only" form and must be purchased or transferred through a participant ("Participant") in the depository service of CDS. On the closing date of this offering (the "Closing Date"), the Trustee will cause a global Note (the "Global Note") to be delivered to CDS and registered in the name of its

nominee. The Notes will be evidenced by a single book-entry only certificate. Registration of interests in and transfer of the Notes will be made only through the depository service of CDS.

Except as described below, a purchaser acquiring a beneficial interest in the Notes (a "Beneficial Owner") will not be entitled to a certificate or other instrument from the Trustee or CDS evidencing that purchaser's interest therein, and such purchase will not be shown on the records maintained by CDS, except through a Participant. Such purchaser will receive a confirmation of purchase from the Underwriters or other registered dealer from whom Notes are purchased.

Neither the Corporation nor the Underwriters will assume any responsibility or any liability for: (a) any aspect of the records relating to the beneficial ownership of the Notes held by CDS or the payments relating thereto; (b) maintaining, supervising or reviewing any records relating to the Notes; or (c) any advice or representation made by or with respect to CDS and contained in this short form prospectus and relating to the rules governing CDS or any action to be taken by CDS or at the direction of its Participants. The rules governing CDS provide that it acts as the agent and depository for the Participants. As a result, Participants must look solely to CDS and Beneficial Owners must look solely to Participants for the payment of the principal and interest on the Notes paid by or on behalf of the Corporation to CDS.

As indirect holders of Notes, investors should be aware that they (subject to the situations described below): (a) may not have Notes registered in their name; (b) may not have physical certificates representing their interest in the Notes; (c) may not be able to sell the Notes to institutions required by law to hold physical certificates for securities they own; and (d) may be unable to pledge Notes as security. The Corporation's responsibility and liability in respect of notices or payments on the Notes is limited to giving notice or making payment on the Notes to CDS or its nominee. Holders of the Notes must rely on the procedures of CDS and its Participants to exercise any of their rights with respect to the Notes.

The Notes will be issued to Beneficial Owners in fully registered and certificate form (the "Definitive Notes") only if: (a) CDS has notified the Corporation that it is unwilling or unable to continue as the depository for the Global Note; (b) CDS has ceased to be a clearing agency or otherwise ceased to be eligible to be a depository; (c) the Corporation elects or is required by law to terminate the book entry only system through CDS; or (d) there shall have occurred and be continuing an Event of Default.

Upon the occurrence of any of the events described in the immediately preceding paragraph, the Trustee must notify CDS, for and on behalf of the Participants and Beneficial Owners, of the availability through CDS of the Definitive Notes. Upon surrender by CDS of the Global Note representing the Notes and receipt of instructions from CDS for the new registrations, the Trustee will deliver Definitive Notes representing the Notes and thereafter the Corporation will recognize the holders of such Note certificates as Note holders under the Indenture.

Payment

Except in the case of payment on maturity, in which case payment may be made on surrender of the Global Note, payments of interest and principal on each Global Note will be made to CDS as registered holder of the Global Note. Payments of principal and interest on the Global Note will be made to CDS by pre-authorized electronic transfer payments or other form of electronic payments acceptable to the Trustee. As long as CDS is the registered holder of the Global Note, CDS will be considered the sole owner of the Global Note for the purpose of receiving payment on the Notes and for all other purposes under the Indenture and the Notes.

The Corporation expects that CDS, upon receipt of any payment of principal or interest in respect of the Global Note, will credit Participants' accounts, on the date principal or interest is payable, with payments in amounts proportionate to their respective beneficial interest in the principal amount of such Global Note as shown on the records of CDS. The Corporation also expects that payments of principal and interest by Participants to the owners of beneficial interests in such Global Note held through such Participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such Participants.

If the date for payment of any amount of principal or interest on any Note is not a Business Day at the place of payment, then payment will be made on the next Business Day and the holder of the Note will not be entitled to any further interest or other payment in respect of the delay. If Definitive Notes are issued, interest will be paid by cheque drawn on the Corporation and sent by prepaid mail to the registered holder or by such other means as may become customary for the payment of interest. Payment of principal and the interest due, at maturity or on a redemption date, will be paid directly to CDS while the book-entry only system is in effect. If Definitive Notes are issued, payment of principal and interest due, at maturity or on a redemption date, will be paid upon surrender thereof at any office of the Trustee or as otherwise specified in the Indenture.

Transfers of Notes

Transfers of ownership of Notes represented by the Global Note will be effected through records maintained by CDS or its nominee for the Global Note (with respect to interests of Participants) and on the records of Participants (with respect to interests of persons other than Participants). Beneficial Owners who are not Participants in the depository services of CDS, but who desire to purchase, sell or otherwise transfer ownership of or other interests in the Global Note, may do so only through Participants in the depository service of CDS.

The ability of a Beneficial Owner of an interest in a Note represented by the Global Note to pledge the Note or otherwise take action with respect to such owner's interest in a Note represented by the Global Note (other than through a Participant) may be limited due to the lack of a physical certificate.

The holder of a Definitive Note may transfer it upon payment of transfer fees and similar taxes incidental thereto by executing a form of transfer and returning it along with the Definitive Note to the principal corporate trust office of the Trustee in the City of Calgary, Alberta or such other office as the Corporation may, with the approval of the Trustee, designate, for issuance of one or more new Definitive Notes in authorized denominations in the same aggregate principal amount registered in the name(s) of the transferee(s). The Trustee is not required to register any transfer of a Definitive Note within 10 days immediately preceding any day fixed for payment of interest or principal.

Rank

The Notes will be direct, unsecured obligations of the Corporation and will rank *pari passu* with all of the Corporation's other unsecured Indebtedness and all other present and future senior unsecured and unsubordinated debt of the Corporation. The Notes will not be secured by any mortgage, pledge or charge.

Optional Redemption

Optional Redemption Prior to ◆, 2009 Upon Public Equity Offering

At any time prior to ◆, 2009, upon not less than 30 nor more than 60 days' notice, the Corporation may on any one or more occasions redeem up to 35% of the aggregate principal amount of the Notes at a redemption price of ◆% of their principal amount, plus accrued and unpaid interest, if any, to the redemption date, with the net proceeds received by the Corporation from one or more public equity offerings. The Corporation may only do this, however, if:

(a) at least 65% of the aggregate principal amount of the Notes initially issued by the Corporation would remain outstanding immediately after the proposed redemption; and

(b) the redemption occurs within 75 days after the closing of the public equity offering in question.

Optional Redemption Prior to ◆, 2009

At any time prior to ◆, 2009, the Corporation may also redeem all or part of the Notes, upon not less than 30 nor more than 60 days notice, at a redemption price equal to 100% of the principal amount thereof, plus the Applicable Redemption Premium and accrued and unpaid interest to the redemption date.

"Applicable Redemption Premium" means, with respect to any Note on any redemption date, the greater of:

(a) 1.0% of the principal amount of the Note being redeemed; and

(b) the excess of:

  (i) the Discounted Value at such redemption date of the Remaining Scheduled Payments of such Notes, determined by discounting, on a semi-annual basis, such amounts from the dates on which they would have been payable at a rate equal to the Reinvestment Yield; over

  (ii) the principal amount of the Note.

Optional Redemption After ◆, 2009

At any time on or after ◆, 2009 and prior to maturity, the Corporation may redeem all or part of the Notes upon not less than 30 nor more than 60 days prior notice on the terms set forth below. These redemptions will be at the following redemption prices (expressed as percentages of the principal amount at maturity), plus accrued and unpaid interest, if any, to the redemption date, if redeemed during the 12-month period commencing ◆ during the years set forth below. This redemption is subject to the right of Noteholders of record on the relevant regular record date that is prior to the redemption date to receive interest due on an interest payment date.

Year	Redemption
2009	◆%
2010	◆%
2011	◆%
2012	◆%

Affiliate Purchase in Lieu of Redemption

The Corporation may, by notice to the Trustee, elect to have an Affiliate of the Corporation purchase all of the Notes to be redeemed subject to the applicable redemption provisions.

Purchase of Notes

The Corporation will be entitled, at any time when it is not in Default, to purchase for cancellation all or any of the Notes in the market or by tender or by private contract, provided that the price at which any Note may be purchased by private contract shall not exceed the principal amount thereof together with accrued and unpaid interest thereon and costs of purchase.

Covenants

The Indenture contains certain covenants on the part of the Corporation. These include in particular:

Restricted Payments and Investments

Limitations on Restricted Payments. The Corporation will not and will not permit any of its Restricted Subsidiaries to declare, make or pay, or incur any liability to make or pay, or cause or permit to be declared, made or paid, any Restricted Payment unless immediately thereafter, and after giving effect thereto:

(a) the aggregate amount of such Restricted Payment, plus all other Restricted Payments made or paid, or for which liability to make or pay has been incurred, by the Corporation or any of its Restricted Subsidiaries on or after the date of the Indenture, shall not exceed an amount equal to the sum of (w) $15,000,000 plus (x) fifty percent (50%) of cumulative consolidated net income before accounting for the after-tax impact of one time items disclosed as such in the relevant income statements ("Adjusted Consolidated Net Income") for the period commencing January 31, 2006 and ending on the last day of the most recently ended interim

fiscal period of the Corporation, if Adjusted Consolidated Net Income is a positive number (or one hundred percent (100%) of cumulative Adjusted Consolidated Net Income for such period, if cumulative Adjusted Consolidated Net Income is a negative number) plus (y) the net cash proceeds received by the Corporation from any issuance of shares of capital stock of the Corporation, or any options, rights or warrants to purchase such capital stock, after the date of the Indenture plus (z) the aggregate amount by which Indebtedness which is convertible by its terms is reduced by conversion to equity;

(b) immediately thereafter and after giving effect thereto, the Corporation shall be in compliance with the debt issuance test described below under "Debt Issuance Test"; and

(c) immediately prior thereto, and after giving effect thereto, no Default or Event of Default shall exist.

Limitations on Secured Indebtedness and Unsecured Revolving Indebtedness. The Corporation will not, nor will it permit any Restricted Subsidiary to:

(a) grant Liens in favour of lenders for outstanding Indebtedness under or in connection with credit facilities on its assets for any Indebtedness; or

(b) enter into any agreement for unsecured Revolving Indebtedness;

if at the time of the granting of such Liens or the entering into of such agreement for unsecured Revolving Indebtedness, or as a result of the granting of such Liens or the entering into of such agreement for unsecured Revolving Indebtedness, the aggregate principal amount available for drawdown pursuant to the terms of (x) all Indebtedness secured by Liens in favour of lenders for outstanding Indebtedness under or in connection with credit facilities and (y) all unsecured Revolving Indebtedness, would exceed: (1) the greater of: (i) $250,000,000; and (ii) the sum of 85% of the book value of the receivables and 65% of the book value of the inventory of the Corporation and its Restricted Subsidiaries; plus (2) an amount equal to 10% of the Equity of the Corporation.

Limitations on Investments. The Corporation will not, and will not permit any of its Restricted Subsidiaries to, declare, make, or authorize any Investment by way of cash, issuance of debt securities or shares unless it is a Permitted Investment, or:

(a) immediately after giving effect to such action the aggregate value of all Investments of the Corporation and its Restricted Subsidiaries made (and still held) after the date of the Indenture would not exceed 15% of the Equity of the Corporation calculated as at the end of the most recently ended interim fiscal period;

(b) immediately thereafter and after giving effect thereto, the Corporation shall be in compliance with the debt issuance test described below under "Debt Issuance Test"; and

(c) immediately prior thereto and after giving effect thereto, no Default or Event of Default would exist.

Each Person which becomes a Restricted Subsidiary of the Corporation after the date of the Indenture will be deemed to have made (for the purposes of the calculation in paragraph (a) above), on the date such Person becomes a Restricted Subsidiary of the Corporation, all Investments of such Person in existence on such date. Investments in any Person that ceases to be a Restricted Subsidiary of the Corporation after the date of the Indenture (but in which the Corporation or another Restricted Subsidiary continues to maintain an Investment) will be deemed (for the purposes of the calculation in paragraph (a) above) to have been made on the date on which such Person ceases to be a Restricted Subsidiary of the Corporation. All Investments shall be valued at the greater of cost and book value.

Indebtedness of a Restricted Subsidiary

The Corporation will not permit any Restricted Subsidiary to incur any Indebtedness (other than (i) Permitted Indebtedness, (ii) Indebtedness by a Restricted Subsidiary incurred in connection with a guarantee of Indebtedness owed by the Corporation, and (iii) Indebtedness between Restricted Subsidiaries or between a Restricted Subsidiary

and the Corporation) if the total Indebtedness of all such Restricted Subsidiaries would exceed in the aggregate 15% of the Equity of the Corporation at such time.

Debt Issuance Test

The Corporation shall not, and shall not permit any of its Restricted Subsidiaries to, create, issue, assume, become liable for or otherwise incur any additional Indebtedness, other than Permitted Indebtedness:

(a) after the occurrence and during the continuance of any Default or Event of Default; and

(b) unless, if after incurring the proposed additional Indebtedness and/or executing and delivering the agreements, instruments and other documents evidencing or establishing commitments, credit facilities, other lines of credit or authorizations to provide additional Indebtedness, the Corporation would have been in compliance with a ratio of EBITDA to Cash Interest for the best four consecutive fiscal quarters out of the last six published fiscal quarters, after giving effect to such additional Indebtedness, of at least 2.0 times. For the purpose of determining "EBITDA" under the debt issuance test, the Corporation may calculate EBITDA (as defined in the Indenture) as if any business being acquired with the use of the proposed additional Indebtedness, or any business acquired during the last six published fiscal quarters, had been acquired on the first day of the first of such six published fiscal quarters.

Negative Pledge

The Corporation covenants and agrees in the Indenture that as long as any Notes issued thereunder remain outstanding and subject to all the provisions of the Indenture, the Corporation will not, nor will it permit any Restricted Subsidiary to, create any mortgage, hypothecation, charge or other encumbrance on any of its or their property or assets, present or future, to secure Indebtedness, unless at the time thereof or prior thereto the Notes then outstanding are equally and ratably secured or secured in priority thereto; provided however, that such covenant shall not apply to or operate to prevent, among other things:

(a) Liens not related to the borrowing of money, incurred or arising by operation of law or in the ordinary course of business or incidental to the ownership of property or assets;

(b) pre-existing Liens on properties when acquired, provided such Liens were not created or incurred in anticipation of such acquisition and such Liens are not subsequently extended to other property or assets, increased or otherwise amended (except to reduce their scope) unless they otherwise qualify as Permitted Encumbrances;

(c) Liens on existing property of corporations or other persons or entities when they become Restricted Subsidiaries provided such Liens were not created or incurred in anticipation of such entity becoming a Restricted Subsidiary and such Liens are not subsequently extended to other property or assets, increased or otherwise amended (except to reduce their scope) unless they otherwise qualify as Permitted Encumbrances;

(d) Liens given by Restricted Subsidiaries in compliance with obligations under the trust deeds and similar instruments in existence at the date of the Indenture;

(e) giving security by a Restricted Subsidiary in favour of the Corporation or another Restricted Subsidiary;

(f) creating, issuing or suffering to exist or becoming liable on, or giving or assuming, any Purchase Money Mortgage;

(g) giving security on any specific property in favour of a government within or outside Canada or any political subdivision, department, agency or instrumentally thereof to secure the performance

of any covenant or obligation to or in favour of or entered into at the request of any such authorities where such security is required pursuant to any contract, statute, order or regulation;

(h) giving security on cash or marketable securities of the Corporation or any Restricted Subsidiary in connection with interest rate, currency or commodity hedging instruments, swaps, forward exchange contract or similar financial agreements or arrangements entered into for the purpose of managing risks in the ordinary course of business;

(i) giving security in favour of lenders for outstanding Indebtedness under or in connection with credit facilities including, without limitation, any Revolving Indebtedness granted to the Corporation and its Restricted Subsidiaries from time to time;

(j) giving security to any supplier of farm supplies over any farm supplies in the possession of the Corporation which were acquired by the Corporation from such supplier and subsequently repurchased by such supplier from the Corporation, but only to the extent that such farm supplies remain in the possession of the Corporation and only in respect of the farm supplies so repurchased by the supplier, and only until such farm supplies are repurchased by the Corporation from such supplier which date of repurchase shall be deemed to be the date of acquisition for the purposes of the Indenture;

(k) giving security on, or the deemed security interest arising in respect of, grain to or for any person (A) for grain delivered by such person in respect of which a primary elevator receipt (as defined in the *Canada Grain Act* and the regulations thereto) has been issued; or (B) in respect of grain received by the Corporation for storage for the said person pursuant to a grain condo license or similar arrangement, in either case whether such security interest is granted or created by agreement or by operation of law or equity;

(l) Liens held by a joint venture entity against equity interests and receivables held by the Corporation or its Restricted Subsidiaries in such joint venture entity; or

(m) giving security in respect of any extension, replacement or renewal of any Indebtedness secured by way of any of the foregoing provided that in connection with such extension, replacement or renewal (A) the principal amount of Indebtedness secured thereby immediately prior to such extension, replacement or renewal is not thereby increased; and (B) the property or assets subject to such security is the same immediately after such extension, replacement or renewal as immediately prior thereto.

Limitation on Asset Dispositions

The Corporation may not, and may not permit any Restricted Subsidiary to, make any Asset Disposition where the fair market value of the Fixed Assets or Investment is greater than $5,000,000 in one or more related transactions, unless:

(a) other than an Asset Disposition required by a governmental authority with jurisdiction over the Corporation or a Restricted Subsidiary in respect of the Asset Disposition, the Corporation or the Restricted Subsidiary, as the case may be, receives consideration for such disposition at least equal to the fair market value for the assets sold or disposed of (which shall be determined by the board of directors of the Corporation in good faith and evidenced by a resolution of the board of directors, a copy of which shall be delivered to the Trustee, where such transaction involves aggregate consideration of $20,000,000 or more);

(b) at least 75% of the consideration for such disposition consists of cash or readily marketable cash equivalents; and

(c) all Net Available Proceeds, less any amounts invested within 360 days of such disposition in assets related to the business of the Corporation and its Restricted Subsidiaries are applied within 360 days of such disposition to the payment of Indebtedness of the Corporation or a Restricted Subsidiary.

If on the 361st day after the Asset Dispositions any Net Available Proceeds have not been applied or invested as provided in the preceding paragraph, a triggering event shall be deemed to have occurred, which will trigger the obligation of the Corporation: (1) first, to make an offer to purchase any outstanding Notes at 100% of their principal amount plus accrued interest to the date of purchase and, to the extent required by the terms thereof, any other Indebtedness of the Corporation that is *pari passu* with the Notes at a price no greater than 100% of the principal amount thereof plus accrued interest to the date of purchase, and (2) second, to the extent of any remaining Net Available Proceeds, to any other use as determined by the Corporation which is not otherwise prohibited by the Indenture.

Payment of Additional Amounts

All payments made by or on behalf of the Corporation under or with respect to the Notes will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or any Province or Territory thereof or by any authority or agency therein or thereof having power to tax ("Canadian Taxes"), unless the Corporation is required to withhold or deduct Canadian Taxes by law or by the interpretation or administration thereof. If the Corporation is so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to the Notes, the Corporation will pay to each Noteholder as additional interest such additional amounts ("Additional Amounts") as may be necessary so that the net amount received by each such Noteholder after such withholding or deduction (and after deducting any Canadian Taxes on such Additional Amounts) will not be less than the amount such Noteholder would have received if such Canadian Taxes had not been withheld or deducted and similar payments (the term "Additional Amounts" shall also include any such similar payments) will also be made by the Corporation to Noteholders that are not subject to withholding but are required to pay tax directly on amounts otherwise subject to withholding. However, no Additional Amounts will be payable with respect to a payment made to a Noteholder (such Noteholder, an "Excluded Noteholder") in respect of the beneficial owner thereof:

(i) with which the Corporation does not deal at arm's length (for the purpose of the Income Tax Act (Canada)) at the time of the making of such payment;

(ii) that is subject to such Canadian Taxes by reason of the Noteholder being a resident of Canada, carrying on or engaged in business in Canada, maintaining a permanent establishment in Canada or otherwise having some connection with Canada or any province or territory thereof otherwise than by the mere holding of Notes, the receipt of payments thereunder or enforcement of its rights in respect thereof; and

(iii) that is subject to such Canadian Taxes by reason of the Noteholder's failure to comply with any certification, identification or documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian Taxes (provided that the Corporation shall give written notice to the Trustee and the Noteholders of the Notes then outstanding of such requirements and any change in such requirements).

Amalgamation and Merger

Pursuant to the terms of the Indenture, the Corporation shall not enter into any transaction, whether by way of merger, consolidation, reconstruction, amalgamation (except where the continuing corporation is by operation of law the successor to the obligations of the Corporation including the Notes), transfer, lease, disposition or otherwise, whereby all or substantially all of the Corporation's undertaking or assets would become the property of any other Person (a "Successor Company") unless:

(a) the Successor Company executes such documents as are in the opinion of counsel necessary or advisable to evidence the assumption by the Successor Company of the liability for the due and punctual payment of all amounts in respect of the Notes and the covenant of such Successor Company to pay the same and to observe and perform all the covenants and obligations of the Corporation under the Indenture;

(b) immediately after the consummation of such transaction no condition or event shall exist which constitutes or which would, after the lapse of time or giving of notice or both, constitute an Event of Default;

(c) such transaction shall, to the satisfaction of the Trustee in reliance upon an opinion of counsel, be upon such terms as substantially to preserve and not to impair in any material respect any of the rights and powers of the Trustee or of the Noteholders under the Indenture; and

(d) any one of the following shall apply:

   (i) the Corporation shall be the surviving person;

   (ii) the Successor Company shall be a corporation existing under the laws of Canada or any province or territory thereof;

   (iii) the Corporation shall have obtained the consent of the holders of the Notes by way of Extraordinary Resolution; or

   (iv) the Corporation agrees that such a transfer shall be deemed to be a "change of control" for the purpose of the provisions described below under "Change of Control" and the Corporation makes the offer to the holders of the Notes required by such provisions at the applicable redemption price as soon as practicable following completion of the transaction, and such offer remains open and available for acceptance by holders of Notes for not less than 30 days.

Events of Default

The following are "**Events of Default**" under the Indenture:

(a) payment of the principal or redemption price, if any, or premium, if any, of any Note shall not be made in respect of any borrowing under the Indenture and any such default continues for a period of three days;

(b) payment of any instalment of interest or other amount (other than principal or redemption price) owing in respect of any Note shall not be made in respect of any borrowing under the Indenture and any such default continues for a period of 30 days;

(c) if the Corporation shall default in the observance or performance of any other covenant or agreement contained in the Indenture (except, in each case, for those referred to in Paragraphs (a) and (b) above) and such default continues for a period of thirty (30) days after written notice thereof by the Trustee (or such longer period as may be agreed to by the Trustee upon receipt of an Extraordinary Resolution); provided, however, that in the case of any such default which can be cured by due diligence but which cannot be cured within the thirty (30) day period, the time to cure shall be extended for such period as may be necessary to remedy the default with all due diligence;

(d) if any representation and warranty made by the Corporation in the Indenture or in any Supplemental Indenture shall be untrue in any material respect on the Closing Date or the date upon which they were given;

(e) an event of default, as defined in any instruments under which the Corporation or a Restricted Subsidiary has outstanding indebtedness for borrowed money, has occurred and the obligation to pay an amount in excess of $20,000,000 has been accelerated (unless the default is remedied or waived or the acceleration is rescinded or annulled), provided that (A) if the event of default is not related to a failure to make timely and proper payment of principal or interest, 30 days after such acceleration shall have elapsed after the Corporation has in good faith exhausted its remedies, including the contesting in good faith of such event of default, or (B) if the event default is related to such a failure, three days have elapsed after such event of default and acceleration has occurred;

(f) if an order shall be made or an effective resolution be passed for the winding-up or liquidation of the Corporation except in the course of carrying out or pursuant to a transaction in respect of which the conditions described under "Amalgamation and Merger" provisions of the Indenture are duly observed and performed; and

(g) if the Corporation or any Restricted Subsidiary shall make a general assignment for the benefit of its creditors or a notice of intention to make a proposal or a proposal under the *Bankruptcy and Insolvency Act* (Canada), or shall become insolvent or be declared or adjudged bankrupt, or a receiving order be made against the Corporation or any Restricted Subsidiary or if a liquidator, trustee in bankruptcy, receiver, receiver and manager or any other officer with similar powers shall be appointed to the Corporation or any Restricted Subsidiary, or if the Corporation or any Restricted Subsidiary shall propose a compromise, arrangement or reorganization under the *Companies' Creditors Arrangement Act* (Canada) or any other legislation of any jurisdiction providing for the reorganization or winding-up of corporations or business entities or providing for an arrangement, composition, extension or adjustment with its creditors or shall voluntarily suspend transaction of its usual business, or shall take corporate action in furtherance of any of the foregoing purposes.

If any Event of Default shall occur and be continuing, the Trustee may in its discretion and shall upon receipt of a noteholders' request signed by holders of not less than 25% of the principal amount of the Notes, subject to the provisions of the Indenture, declare the principal and interest of all Notes then outstanding to be due and payable and the same shall forthwith become immediately due and payable to the Trustee and the Corporation shall forthwith pay to the Trustee for the benefit of the Noteholders the principal of and accrued and unpaid interest and interest on amounts in default on such Notes, together with any applicable premium for all of the outstanding Notes calculated from the date upon which payment is demanded. Notwithstanding anything contained in the Indenture or the Notes to the contrary, if such a declaration is made, the Corporation shall pay to the Trustee forthwith for the benefit of the Noteholders the amount of principal of and any applicable premium and accrued and unpaid interest (including interest on amounts in default) on all Notes and all other amounts payable in regard thereto under the Indenture, together with interest thereon at the rate borne by such Notes from the date of such declaration until payment is received by the Trustee.

Waiver of Default

The holders of the Notes by Extraordinary Resolution may instruct the Trustee to waive any Event of Default or to annul any declaration made by the Trustee or both, upon such terms and conditions as such holders of the Notes prescribe.

Change of Control

Within thirty (30) Business Days of the occurrence of a Change in Control, the Corporation shall make an offer to purchase (the "Change in Control Offer") all of the outstanding Notes at a price equal to the aggregate principal amount of all such Notes outstanding, plus any accrued and unpaid interest thereon to the Change in Control Purchase Date (as defined below) plus an additional amount, as compensation to the Noteholders for the loss of their investment opportunity and not as a penalty, equal to 1.00% of the principal amount of the Notes being offered to be purchased (the "Change in Control Purchase Price") on or before the date specified in such Change in Control Offer, which date shall be a Business Day that is not later than sixty (60) days after the occurrence of the Change in

Control (the "Change in Control Purchase Date"). The Change in Control Offer shall remain open from the time such offer is made until the tenth (10th) Business Day following the date of delivery of the Change in Control Offer.

A Noteholder may accept or decline a Change in Control Offer by delivering to the Corporation a written notice (a "Change in Control Purchase Notice") at any time prior to the close of business on the 10th Business Day following the delivery of the Change in Control Offer, stating that such Noteholder elects or declines to have all of its outstanding Notes purchased pursuant to the Change in Control Offer.

Modification

Without the consent of any holder of Notes, the Corporation and the Trustee may amend or supplement the Indenture and the Notes to, among other things, correct typographical, clerical and other manifest errors provided that such correction shall in no way prejudice the rights of the Trustee or the Noteholders. Other modifications and amendments of the Indenture and the Notes may be made by the Corporation and the Trustee where authorized by an Extraordinary Resolution of the Noteholders.

However, a Special Noteholders' Resolution is required in order to amend or otherwise vary:

(a) the definitions of "Majority Resolution", "Extraordinary Resolution", "Event of Default" and "Special Noteholders' Resolution";

(b) any power exercisable by a written direction of a Noteholder or a Noteholders' Request;

(c) any provision of the Indenture which expressly requires a Special Noteholders' Resolution;

(d) the *pari passu* ranking of the Notes (other than classes within a series) as provided for in the Indenture;

(e) the maturity date, any date for payment of interest, the amount payable at maturity, currency of payments, or the redemption price of any Notes;

(f) the right to institute suits or claims for the enforcement of any payment on or with respect to the Notes on or after the due date thereof so as to materially impair such right; and

(g) default and remedies provisions of the Indenture.

"Special Noteholders' Resolution" means either; (i) a resolution duly passed at a meeting of holders of Notes duly convened for that purpose and held in accordance with the provisions of the Indenture and passed by the holders of the outstanding Notes of all series of Notes affected by the subject matter of the resolution representing not less than 95% of the votes cast in respect of such resolution at such meeting; or (ii) a resolution passed as such by an instrument in writing signed by the holders of not less than 95% of the principal amount of all the Notes.

Defeasance

If payment of all principal, premium, if any, and interest on all outstanding Notes in accordance with their terms and the Indenture is made, or provided for as outlined in the following paragraph, and if all other sums payable by the Corporation under the Indenture have been paid or provided for, the Corporation shall be promptly and fully discharged and released from all of their obligations in respect of the Indenture, and all outstanding Notes, subject to (i) the rights of holders of Notes to receive payments in respect of the principal, premium, if any, and interest on such Notes when such payments are due; (ii) the Corporation's rights of redemption and its obligations with respect to the Notes; (iii) payment of the Trustee's compensation and expenses; (iv) the indemnification rights of the Trustee; and (v) these defeasance provisions.

Payment may be provided for by the irrevocable deposit with the Trustee of money or non-callable obligations of or unconditionally guaranteed by a central government of a country, which through the scheduled payment of principal

and interest will provide money sufficient, in the opinion of an independent accountant, to pay and discharge when due, the principal, premium, if any, and interest on the Notes.

Governing Law

The Notes will be governed by and construed in accordance with the laws of the Province of Saskatchewan and the laws of Canada applicable therein.

Trustee

CIBC Mellon Trust Company at its principal office in the City of Calgary is the trustee for the holders of the Notes issued under the Indenture. The Corporation has agreed to indemnify the Trustee with respect to certain liabilities relating to acting as Trustee under the Indenture.

CIBC Mellon Trust Company is also the trustee of the Senior Subordinated Notes of the Corporation due November 29, 2008.

Definitions

Certain terms are defined in the Indenture substantially as follows:

"Affiliate" means, at any time, and with respect to any Person, (a) any other Person that at such time directly or indirectly through one or more intermediaries Controls, or is Controlled by, or is under common Control with, such first Person, and (b) any Person beneficially owning or holding, directly or indirectly, 20% or more of any class of voting or equity interests of the Corporation or any Subsidiary or any Person of which the Corporation and its Subsidiaries beneficially own or hold, in the aggregate, directly or indirectly, 20% or more of any class of voting or equity interests. Unless the context otherwise clearly requires, any reference to an Affiliate is a reference to an Affiliate of the Corporation.

"Asset Disposition" means any transfer, conveyance, sale or lease by the Corporation or a Restricted Subsidiary of its Fixed Assets and Investments. The term "Asset Disposition" shall not include:

(a) any transfer, conveyance, sale, lease or other disposition of Fixed Assets and Investments by the Corporation or a Restricted Subsidiary in connection with a corporate reorganization which is carried out as a step transaction and which is completed within 48 hours to the extent that such Fixed Assets and Investments are transferred to an entity where, at the completion of such step transaction, such Fixed Assets and Investments are owned by the Corporation or a Restricted Subsidiary of the Corporation;

(b) any transfer, conveyance, sale or lease governed by the "Amalgamation and Merger" provisions in the Indenture;

(c) any transfer, conveyance, sale or lease of assets between the Corporation and its Restricted Subsidiaries or between Restricted Subsidiaries; or

(d) dispositions of grain elevators in exchange for other grain elevators of approximately equal or greater value.

"Called Principal" means, with respect to any Note, the principal of such Note that is to be prepaid pursuant to an optional redemption as described above under "Optional Redemption".

"Cash Interest" means, in respect of the Corporation and its Restricted Subsidiaries, interest expense as reported in the relevant income statements less adjustments for non-cash interest expense as reported in the relevant statements of cash flow of the Corporation and its Restricted Subsidiary prepared in accordance with GAAP.

"Change of Control" means the occurrence of any of the following events:

(a) any "person" or "group", directly or indirectly, acquires beneficial ownership of greater than 50% of the voting power of Saskatchewan Wheat Pool Inc.'s outstanding voting stock;

(b) Saskatchewan Wheat Pool Inc. conveys, transfers, leases or otherwise disposes of, or any resolution with respect to a demerger or division is passed by Saskatchewan Wheat Pool Inc.'s shareholders pursuant to which Saskatchewan Wheat Pool Inc. would dispose of, all or substantially all of its assets and those of the Restricted Subsidiaries, considered as a whole (other than a transfer of substantially all of such assets to one or more wholly owned subsidiaries), in each case to any Person other than in a transaction:

(i) where Saskatchewan Wheat Pool Inc.'s outstanding voting stock is not converted or exchanged at all (except to the extent necessary to reflect a change in the jurisdiction of Saskatchewan Wheat Pool Inc.'s incorporation) or is converted into or exchanged for voting stock (other than redeemable capital stock) of the surviving or transferee corporation; and

(ii) where the voting stock of the surviving or transferee corporation is and is expected to continue to be listed on a stock exchange or automated quotation system and publicly traded, no "person" or "group" is the "beneficial owner" directly or indirectly, of more than 50% of the total outstanding voting stock of the surviving or transferee corporation.

"Control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

"Default" means any occurrence that is, or with notice or the lapse of time or both would become an Event of Default;

"Discounted Value" means, with respect to the Called Principal of any Note, the amount obtained by discounting, on a semi-annual basis, all Remaining Scheduled Payments with respect to such Called Principal from their respective scheduled due dates to the date of calculation of the redemption price with respect to such Called Principal, in accordance with accepted financial practice and at a discount factor (applied on the same periodic basis as that on which interest on the Notes is payable) equal to the Reinvestment Yield with respect to such Called Principal.

"EBITDA" means, with respect to the Corporation and its Restricted Subsidiaries, the sum of:

(a) the net income calculated in accordance with GAAP (excluding extraordinary gains or losses) of that Person for such period plus or minus, to the extent deducted or added in determining such net income, without duplication:

(i) income taxes paid or payable or refunds received or receivable in respect of income taxes;

(ii) interest expenses;

(iii) expenses paid or payable with respect to the securitization programs;

(iv) depreciation and amortization expenses (including, without limitation, the amortized portion of professional fees, bank charges, securitization charges and restructuring charges); and

(v) other non-cash items identified in the statement of cash flows which reconcile net income after taxes to cash from or used in operations excluding non-cash working capital items and items related to business combinations and discontinued operations; and

(b) dividends from Subsidiaries and Investments whose adjusted net income is not already included in (a) above.

"Equity of the Corporation" means, on any date, the shareholders' equity appearing in the Corporation's most recent audited consolidated financial statements, provided that preferred shares shall be included in the Equity of the Corporation.

"Extraordinary Resolution" means: (i) a resolution certified by the Trustee as duly passed at a meeting of holders of Notes duly convened for that purpose and held in accordance with the provisions of the Indenture and passed by the holder or holders of outstanding Notes of all series affected by the subject matter of the resolution representing not less than 66 2/3% of the votes cast in respect of such resolution at such meeting; or (ii) a resolution certified by the Trustee as having been passed as such by an instrument in writing signed by the holders of not less than 66 2/3% of the principal amount of all the Notes.

"Fixed Assets" means tangible property, present and future, of the Corporation and its Restricted Subsidiaries which is not intended to be consumed, sold in the ordinary course of business or converted into current assets, including land, buildings and equipment which is not inventory and, including for the avoidance of doubt, beneficial title of the Corporation to any such tangible property where the registered title is held by any entity other than the Corporation.

"Indebtedness" means indebtedness created, issued or assumed for borrowed funds, or for the unpaid purchase price of property of the Corporation or a Restricted Subsidiary, whether recourse is to all or a portion of the assets of such Person and whether or not contingent and includes:

(a) every obligation for borrowed money;

(b) every obligation evidenced by notes, debentures, bonds or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses;

(c) every reimbursement obligation (whether or not due or owing) with respect to letters of credit, letters of guarantee (excluding endorsements of cheques or other negotiable instruments in the ordinary course of business), bankers' acceptances or similar instruments;

(d) every obligation issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or expenses accrued in the ordinary course of business);

(e) the maximum amount of every obligation of the type referred to in Paragraphs (a) to (d) that may be available to such Person pursuant to any agreement or instrument, whether or not the conditions precedent to availability under such agreement or instrument have been met;

(f) every swap agreement, provided that for the purposes of determining the amount of Indebtedness outstanding at any time, there shall be included as Indebtedness the net amount (positive or negative) that would be carried in the accounts of such Person at that time with respect to such agreements as a liability in accordance with GAAP; and

(g) guarantees by such Person of obligations of any other Person of the type referred to in this definition,

in each case expressed in Canadian Dollars and, with respect to any amount which is expressed in any other currency, the Canadian Dollar amount thereof shall be the Canadian dollar equivalent thereof at that time.

"Investments" means loans, shares, partnership interests, joint ventures or other equity participations held by the Corporation or a Restricted Subsidiary.

"Lien" means any mortgage, lien, pledge, assignment, charge, security interest, title retention agreement intended as security, hypothec, execution, seizure, attachment, garnishment or other similar encumbrance and any other arrangement which has the effect of security.

"Net Available Proceeds" means, in connection with any Asset Disposition, the proceeds thereof in the form of cash and cash equivalents actually received by the Corporation (including any such proceeds received by way of deferred payment of principal pursuant to a note or instalment receivable or purchase price adjustment receivable or otherwise, but only as and when such proceeds are received), net of all expenses incurred in connection with such sale or Asset Disposition including but not limited to (a) legal fees, accountant fees and investment banking fees, directly attributable to such sale or Asset Disposition, (b) amounts required to be applied to the repayment of debt secured by a lien expressly permitted under the Indenture on any asset which is the subject of such Asset Disposition, (c) the amount of any reasonable reserve established in accordance with GAAP (i) against any liabilities (other than any taxes deducted pursuant to clause (d)) associated with the assets that are the subject of such Asset Disposition and (ii) retained by the Corporation, provided that the amount of any subsequent reduction of such reserve (other than in connection with a payment in respect of any such liability) shall be deemed to be net proceeds of the Asset Disposition, as the case may be, received on the date of such reduction, and (d) taxes paid or reasonably estimated to be payable as a result thereof.

"Permitted Indebtedness" means:

(a) Revolving Indebtedness;

(b) Indebtedness existing at the Closing Date;

(c) intercompany loans between the Corporation and its Restricted Subsidiaries or between Restricted Subsidiaries;

(d) member loans to the Corporation not to exceed $35,000,000 in the aggregate at any time;

(e) existing Indebtedness of a Subsidiary at such time as it becomes a Restricted Subsidiary;

(f) swap agreements permitted under the terms of the Indenture; and

(g) refinancings from time to time of any Permitted Indebtedness or any Indebtedness in respect of which the Corporation or its Restricted Subsidiaries met the debt issuance test set out in the Indenture at the time of its initial incurrence, provided that, with respect to any such refinancing, the maturity date of such refinancing is no earlier than the maturity date of any outstanding Notes, no material additional security is granted in respect thereof and the principal amount thereof is not materially increased.

"Permitted Investment" means:

(a) Investments in cash or cash equivalents;

(b) intercompany Indebtedness;

(c) Investments in (a) a Restricted Subsidiary or (b) another Person as a result of such Investment such other Person becomes a Restricted Subsidiary or such other Person merged or consolidated with or into or transfers or conveys all or substantially all of its assets to the Corporation or a Restricted Subsidiary;

(d) Investments existing as of the Closing Date;

(e) Investments required by joint venture agreements existing as of the Closing Date;

(f) existing Investments of Restricted Subsidiaries when acquired;

(g) Investments financed through the issuance of equity by the Corporation; and

(h) equity interests received as dividends.

"Person" means an individual, partnership, corporation, joint venture, limited liability company, association, trust, unincorporated organization, or a government or agency or political subdivision thereof.

"Purchase Money Mortgage" means any mortgage, hypothecation, charge or other encumbrance created, issued or assumed to secure a Purchase Money Obligation in respect of such property and also means any agreement or other instrument entered into for the acquisition of or right to acquire any property or any interest therein in which agreement or instrument there is reserved or which obligates the Corporation or a Restricted Subsidiary to pay a royalty, rent or percentage of profits or proceeds won from such property and which charges or secures such property or interest therein or the lands containing the same with the payment thereof and includes any extension, renewal, refunding or refinancing thereof so long as the principal amount outstanding immediately prior to the date of such extension, renewal, refunding or refinancing is not increased; provided that such mortgage, hypothecation, charge, encumbrance, agreement or other instrument is created, issued or assumed prior to, concurrently with or within 180 days following the acquisition of such property, except in the case of property on which improvements are constructed, installed or added, in which case, the same shall be created or issued within a period of 180 days after substantial completion of such improvements.

"Purchase Money Obligation" means any Indebtedness assumed as, or issued and incurred to provide funds to pay, all or part of (i) the purchase price (which shall be deemed to include any costs of construction or installation) of any property acquired after the date of the Indenture or (ii) the cost of improvements made after the Closing Date to any property.

"Reference Dealer" means (i) any investment dealer selected by the Corporation from among members in good standing of the Investment Dealers Association of Canada; or (ii) any nationally recognized Canadian investment dealer selected by the Corporation and, in the opinion of the Trustee qualified to make the determination for which it was so selected, provided however, that such dealer shall have undertaken to the Corporation to determine in accordance with the terms of the Indenture, the Reinvestment Yield on the date specified by the Corporation.

"Remaining Scheduled Payments" means, with respect to the Called Principal of any Note, all payments of such Called Principal and interest thereon that would be due after the date of calculation of the redemption price with respect to such Called Principal if no payment of such Called Principal were made prior to its scheduled due date, provided that if such date of calculation of the redemption price is not a date on which interest payments are due to be made under the terms of such Note, then the amount of the next succeeding scheduled interest payment will be reduced by the amount of interest accrued to such date of calculation of the redemption price and required to be paid on such date.

"Reinvestment Yield" means, with respect to the Called Principal of any Note, the sum of (a) 1.00% per annum plus (b) the yield to maturity implied by the yields reported, as of 10:00 A.M. (Toronto time) on the third Business Day preceding the date of calculation of the redemption price with respect to such Called Principal, on the display designated as "TD PX1" of the Bloomberg Financial Markets Services Screen (or such other display as may replace the aforementioned screen) for actively traded Government of Canada securities having a maturity equal to such Called Principal as of such date of calculation of the redemption price.

"Restricted Payment" means (a) any dividend or other distribution, direct or indirect, in respect of any shares of the capital stock of the Corporation (other than dividends payable to the Corporation or a Subsidiary of the Corporation and dividends or distributions payable solely in capital stock of the Corporation or such Subsidiary, as applicable); or (b) any purchase, redemption, retirement or other acquisition of any shares of capital stock of the Corporation, now or hereafter outstanding, or of any warrants, rights or options evidencing a right to purchase or acquire any such shares (except in exchange for other shares of capital stock or warrants, rights or options evidencing a right to purchase or acquire any such shares); or (c) any management fees, royalties or other payments to Affiliates not in

the ordinary course of business; *provided, however,* that (i) payments or distributions to directors, officers or employees of the Corporation or its Subsidiaries under share based compensation plans, or (ii) any flow of funds between the Corporation and any of its Subsidiaries, or between its Subsidiaries, shall not be deemed to constitute a Restricted Payment. The amount of any Restricted Payment in property shall be deemed to be the greater of its fair market value (as determined by the board of directors of the Corporation or the Subsidiary, as the case may be) or its net book value.

"Restricted Subsidiary" means a Subsidiary of the Corporation which at the time: (a) the amount of the Corporation's share of Shareholder's Equity therein exceeds 5% of Equity of the Corporation; or (b) has been designated as a Restricted Subsidiary by written notice to the Trustee from the Corporation provided that at the time of such designation all of the Indebtedness of such Subsidiary is either Permitted Indebtedness or meets the debt issuance test described under the "Debt Issuance Test" above and provided further that a Subsidiary that has been so designated may by written notice to the Trustee from the Corporation be designated as no longer being a Restricted Subsidiary so long as the Corporation's share of Shareholders' Equity of such Subsidiary does not exceed 5% of the Equity of the Corporation and thereafter the Corporation and its remaining Restricted Subsidiaries meet the debt issuance test described under "Debt Issuance Test" above.

"Revolving Indebtedness" means Indebtedness which in accordance with its terms, can be drawn, repaid and redrawn for working capital and general corporate purposes which is secured or unsecured and which shall have an initial term to maturity of not more than 3 years but shall not include Indebtedness assumed by the Corporation or a Restricted Subsidiary as a result of an acquisition of, or amalgamation or merger, with another Person unless at the time of such acquisition, amalgamation or merger, such Indebtedness met the debt issuance test described above under "Debt Issuance Test".

"Shareholders' Equity" means with respect to a Subsidiary, the sum of (i) the shareholders' equity of such Subsidiary computed in accordance with GAAP and (ii) indebtedness created, issued or assumed by such Subsidiary to the Corporation for borrowed funds which indebtedness by its terms is stated to be subordinated; provided that the total of the book value of issued and fully paid preferred shares shall be included.

"Subsidiary" means, on any date, any corporation or other person or entity of which voting shares or other interests carrying more then 50% of the voting rights attached to all outstanding voting shares or other interests are owned, directly or indirectly, by or for the Corporation and/or by or for any corporation or other person or entity in like relation to the Corporation and includes any corporation or other person or entity in like relation to a Subsidiary; provided, however, such term shall not include any corporation or other person or entity (or its subsidiaries) which has had publicly-traded securities at all times since it first would otherwise have become a Subsidiary.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of MacPherson Leslie & Tyerman LLP and Osler, Hoskin & Harcourt LLP (collectively, "Counsel"), the following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations generally applicable to persons who acquire the Notes as a beneficial owner pursuant to this offering at the offering price set out herein who, at all relevant times and for the purposes of the *Income Tax Act* (Canada) (the "Tax Act"), deal at arm's length and are not affiliated with the Corporation (each, a "Holder").

This summary is based on the current provisions of the Tax Act and the regulations thereunder (the "Regulations"), all specific proposals to amend the Tax Act and the Regulations officially announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals") and Counsel's understanding of the administrative and assessing policies and practices of the Canada Revenue Agency ("CRA") published in writing prior to the date hereof. This summary assumes that the Tax Proposals will be enacted as currently proposed, but no assurance can be given that the Tax Proposals will be enacted in the form proposed, or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action, nor does it take into account provincial, territorial or foreign legislation or considerations which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be, nor should be construed as, advice to any particular Holder and no representations with respect to the income tax consequences to any particular Holder are made. Accordingly, prospective purchasers of Notes should consult their own tax advisors for advice with respect to the tax consequences to them of acquiring, holding and disposing of Notes having regard to their own particular circumstances, including the application and effect, if any, of the income and other tax laws of any province, territory, state or local tax authority or foreign jurisdiction.

Residents of Canada

The following summary applies to a Holder of Notes who, at all relevant times and for purposes of the Tax Act and any applicable tax treaty or convention, is or is deemed to be resident in Canada and holds the Notes as capital property (a "Resident Holder"). Generally, the Notes will constitute capital property to a Resident Holder provided that the Resident Holder does not hold the Notes in the course of carrying on a business of buying and selling securities or otherwise as part of a business of buying and selling securities or has not acquired the Notes in a transaction or transactions considered to be an adventure in the nature of trade. Certain Resident Holders who might not otherwise be considered to hold their Notes as capital property may, in certain circumstances, be entitled to have the Notes and every other "Canadian security", as defined in the Tax Act, owned by the Resident Holder in the taxation year of the election and in all subsequent taxation years treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. This summary is not applicable to a Resident Holder, an interest in which would be a "tax shelter investment" as defined in the Tax Act, or a Resident Holder that is a "financial institution" as defined in the Tax Act for the purpose of certain rules applicable to securities held by financial institutions (referred to as the "mark-to-market" rules). Such Holders should consult their own tax advisors.

Interest and other Amounts

A Resident Holder, other than a Resident Holder referred to in the following paragraph, will be required to include in the Resident Holder's income for a taxation year any amount received or receivable or deemed to have been received or receivable as interest in the year (depending upon the method regularly followed by the Resident Holder in computing income) on the Note, to the extent that such amount was not included in computing the Resident Holder's income for a preceding taxation year.

A Resident Holder that is a corporation, partnership, unit trust or a trust of which a corporation or partnership is a beneficiary will be required to include in computing its income for a taxation year all interest that accrues or is deemed to accrue to such Resident Holder on the Notes to the end of that taxation year or that becomes receivable or is received by the Resident Holder before the end of that year, except to the extent that such interest was included in the Resident Holder's income for a preceding taxation year.

The Tax Act contains special rules applicable to "prescribed debt obligations" which can deem amounts, including a bonus or premium, to accrue as interest in a taxation year such that such amounts are required to be included in computing income for the taxation year. Having regard to CRA practice, while not free from doubt, the Notes should not constitute prescribed debt obligations.

In addition, any amount paid by the Corporation as a penalty or bonus because of the repayment of all or part of the principal amount of a Note before its maturity will be deemed to be received by the Resident Holder as interest on the Note and will be required to be included in computing the Resident Holder's income as described above, to the extent such amount can reasonably be considered to relate to, and does not exceed the value at the time of payment of, interest that, but for the repayment, would have been paid or payable by the Corporation on the Note for a taxation year of the Corporation ending after the repayment of such amount.

Disposition

On a disposition or a deemed disposition (which will include a redemption, repayment at maturity, repurchase or purchase for cancellation) of the Notes in whole or in part, a Resident Holder will generally be required to include in computing its income for the taxation year in which the disposition occurred all interest that has accrued on the Notes to the date of disposition to the extent that such interest has not otherwise been included in the Resident Holder's income for the taxation year or a previous taxation year.

In general, on a disposition or a deemed disposition of a Note, a Resident Holder will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition, net of any amount included in the Resident Holder's income as interest and any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Note to the Resident Holder immediately before the disposition or deemed disposition. Generally, one-half of any capital gain (a "taxable capital gain") realized by a Resident Holder must be included in computing such Resident Holder's income for that taxation year. Subject to and in accordance with the provisions of the Tax Act, one-half of any capital loss (an "allowable capital loss") realized by a Resident Holder in a taxation year must be deducted from any taxable capital gains realized by the Resident Holder in the year and allowable capital losses in excess of taxable capital gains realized in a particular taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any following taxation year against net taxable capital gains realized in any such years.

Alternative Minimum Tax

Individuals (other than certain trusts) may be subject to the alternative minimum tax provisions of the Tax Act in respect of realized capital gains.

Additional Refundable Tax

A Resident Holder that is throughout the relevant taxation year a Canadian-controlled private corporation (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6⅔% on its "aggregate investment income" for the year, which will include interest income and taxable capital gains.

Non-Residents of Canada

The following summary applies to a Holder who, at all relevant times and for purposes of the Tax Act and any applicable tax treaty or convention, is neither resident nor deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the Notes in or in the course of carrying on business in Canada (a "Non-Resident Holder"). This summary is not applicable to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere. Such Non-Resident Holders should consult their own tax advisors.

No Canadian withholding tax will apply to interest, principal, premium, bonus or penalty paid or credited to a Non-Resident Holder by the Corporation or to the proceeds received by a Non-Resident Holder on the disposition of a Note including a redemption, repayment at maturity, repurchase or purchase for cancellation.

No other tax on income or gains will be payable by a Non-Resident Holder on interest, principal, premium, bonus or penalty or on the proceeds received by such Holder on the disposition of a Note including a redemption, repayment at maturity, repurchase or purchase for cancellation.

RATINGS

The Notes have received a provisional rating of "B" from Dominion Bond Rating Service Limited ("DBRS") and a rating of "B" from Standard & Poor's Rating Service ("S&P"). The credit ratings accorded to the Notes by these rating agencies are not recommendations to purchase, hold or sell the Notes inasmuch as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant.

DBRS rates debt instruments by rating categories ranging from a high of "AAA" to a low of "D". The "B" category is characterized as highly speculative and there is a reasonably high level of uncertainty as to the ability of the entity to pay interest and principal on a continuing basis in the future, especially in periods of economic recession or industry adversity. The "B" category is the sixth highest of ten available rating categories.

S&P rates long-term debt instruments by rating categories ranging from a high of "AAA" to a low of "CC". The "B" category is characterized as more vulnerable to non-payment than obligations rated "BB", but the obligor currently has capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic

conditions likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation. The "B" category is the fifth highest of the eight available categories.

EARNINGS COVERAGES

The following consolidated pro forma earnings coverage ratios have been calculated for the twelve-month periods ended January 31, 2006 and July 31, 2005. The Corporation's interest requirements on long-term debt (in thousands) shown below, after giving effect to the issue of the Notes net of the issue costs to the Corporation (assuming that the Notes were outstanding for such twelve-month periods) and the application of the net proceeds as described under the "Use of Proceeds", amounted to $16,156 for the 12 months ended January 31, 2006 and $15,426 for the 12 months ended July 31, 2005. The Corporation's earnings before interest and income tax (in thousands) for the 12 months ended January 31, 2006 and for the 12 months ended July 31, 2005 were $58,030 and $51,544, respectively, which is 3.59 times and 3.34 times the Corporation's interest requirements on long-term debt for such periods. The information presented herein for the twelve-month period ended January 31, 2006 is based on unaudited financial information.

	Twelve Months ended January 31, 2006	**Twelve Months ended July 31, 2005**
Pro forma interest requirements (in thousands) (1)	$16,156	$15,426
Earnings before interest expense and taxes (in thousands) (2)	$58,030	$51,544
Pro forma interest coverage	3.59 times	3.34 times

Note:

(1) The pro forma early repayment of the Senior Subordinated Notes as of January 31, 2006 would include two pre-tax charges to earnings. The first charge of $8.9 million relates to the difference between the $150 million face value of the Senior Subordinated Notes and their January 31, 2006 carrying value of $141.1 million. The second charge relates to an early repayment premium due to the Senior Subordinated Noteholders of $3.0 million. Both of these charges have been excluded from the pro forma interest coverage calculations.

(2) If earnings from continuing operations before interest expense and taxes is used, the earnings from continuing operations before interest and taxes (in thousands) for the twelve months ended January 31, 2006 and for the twelve months ended July 31, 2005 were $42,806 and $44,070, respectively, and the pro forma interest coverage for such periods are 2.65 times and 2.86 times, respectively.

PLAN OF DISTRIBUTION

Under an underwriting agreement dated as of ◆, 2006 (the "Underwriting Agreement") between the Corporation and the Underwriters, the Corporation has agreed to sell, and the Underwriters have severally agreed to purchase from the Corporation, the Notes. The purchase price of the Notes, plus the accrued interest, if any, from ◆, 2006 to the date of delivery shall be payable in cash to the Corporation against delivery of the Notes. The obligations of the Underwriters under the Underwriting Agreement may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Notes if any of the Notes are purchased under the Underwriting Agreement.

The expenses of the offering, not including the Underwriters' fee, are estimated to be $625,000 and are payable by the Corporation. The Underwriters will receive a fee of $3,375,000 ($22.50 per $1,000.00 principal amount of Notes) for the services performed in connection with this offering of Notes.

The Notes have not been and will not be registered under the U.S. Securities Act or any state securities laws and may not be offered or sold within the United States, except in certain transactions exempt from the registration requirements of the U.S. Securities Act, including Rule 144A thereunder, and in compliance with applicable state securities laws. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the Notes in the United States. In addition, until 40 days after the commencement of the offering of the Notes, an offer or sale of the Notes within the United States by any dealer, whether or not participating in the offering, may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with Rule 144A under the U.S. Securities Act.

The Corporation has agreed to indemnify the Underwriters against certain liabilities, including liabilities under applicable Canadian securities legislation, and to contribute to payments that the Underwriters may be required to make in respect thereof.

The Corporation has agreed that it will not, without the prior consent of the Underwriters, offer, sell or otherwise issue any Notes or securities substantially similar to the Notes (other than the Notes offered thereby) for a period of ◆ days from the date of the closing of this offering or agree to do so or publicly announce any intention to do so.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the closing will be held on ◆, 2006 or such other date as may be agreed upon by the Corporation and the Underwriters, but, in any event, not later than ◆, 2006.

The Notes will not be listed on any securities exchange or quotation system and consequently, there is no market through which these securities may be sold and you may not be able to resell securities purchased under this prospectus. In connection with the offering of Notes, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Notes offered at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. The Underwriters may make a market in the Notes, but they will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that a trading market in any of the Notes will develop or as to the liquidity of any trading market for the Notes.

RISK FACTORS

An investment in the Notes involves certain risks. Before making an investment decision, you should carefully consider all of the information in this prospectus and in the documents incorporated by reference herein and, in particular, should evaluate the following risk factors.

Risks Related to the Corporation's Business

Before making an investment decision, you should carefully review the risk factors relating to the Corporation's business and other conditions that may have a material impact on the financial condition of the Corporation referenced in this prospectus and the Corporation's Annual Information Form (particularly pages 19-25 thereof), Management's Discussion and Analysis (particularly pages 29-32 thereof), and the other documents incorporated by reference herein. See "Documents Incorporated by Reference".

Collective Bargaining Agreements

The Pool's collective bargaining agreements with the Grain Services Union for its country services and Regina head office workers expired on January 31, 2006. The collective bargaining agreements with the Grain Services Union for the workers at the Vancouver terminal and AgPro Grain–Saskatoon expired on December 31, 2005 and the collective bargaining agreement for the workers at AgPro Grain–Moose Jaw will expire on March 31, 2006. The collective bargaining agreement with the United Steel Workers of America Lodge 650 for the Thunder Bay terminal workers expired on January 31, 2006. In each case, bargaining has commenced or is expected to commence shortly, however, there can be no assurance that the Pool will be able to conclude new collective agreements or that labour disruptions will not occur.

GSU/SWP Pension Plan

The SWP/GSU Pension Plan (the "Plan") is a closed negotiated cost plan that provides defined benefits that are negotiated between the Pool and the Grain Services Union ("GSU") to approximately 1,400 former employees and 600 active employees. The Plan is administered by a Board of Trustees (the "Trustees"), three of whom are appointed by the Pool and three by the GSU. The Trustees have limited powers to amend the Plan without agreement of the GSU and the Pool.

At the time of the preparation of the fiscal 2005 Second Quarter Report, the Pool identified an estimated potential deficit of $1.9 million on a going concern basis and a solvency deficit of $28 million on wind-up as at December 31, 2004. The Pool and GSU have met to discuss how to address the solvency deficit, but have been unable to reach any agreement. The Office of the Superintendent of Financial Institutions ("OSFI") is aware of the situation and has met with the parties.

On September 22, 2005, OSFI expressed concern about the solvency of the Plan and based on its own financial tests ordered that transfers from the Plan made by members exercising portability rights be restricted to 80% of the accrued value of their benefits. The remaining portion would be paid out over the following five-year period, assuming the Plan does not wind-up.

On January 25, 2006 the Plan actuary advised the Trustees that the Plan is not solvent and has an estimated solvency deficiency of $43.5 million and assets of approximately $242.5 million. The Trustees have advised the Pool and GSU that they have until April 30, 2006 to negotiate an agreement to restore the Plan to solvency. If the parties fail to negotiate a solution, the Pool understands the Trustees may immediately reduce future accruing benefits to nil. If this occurs, the Pool and employees will continue to contribute to the Plan, but employees will not accrue any additional benefit. The Trustees have indicated that this reduction will not sufficiently address the solvency deficit. A formal valuation at December 31, 2005 is being conducted to determine the extent of the solvency deficit and, while not due to be filed until June 30, 2006, the Pool expects the valuation to be complete by March 31, 2006 and subsequently filed by the Trustees with OSFI.

Pension regulations will require any solvency deficit at December 31, 2005 to be addressed over a five-year period through quarterly instalments plus interest. Assuming a $43.5 million solvency deficit, additional contributions of approximately $2.5 million per quarter would be required over a five-year period in order to eliminate the deficit, assuming other steps to resolve the deficit were not taken. Resolving the deficit may be accomplished by making one or more of the following changes to the Plan: amending the Plan structure, reducing benefits, increasing employer contributions or increasing employee contributions. If the GSU and the Pool cannot agree to make the necessary changes by April 30, 2006, and increased contributions are not made, the Pool has received advice from external legal counsel that the likely outcome would ultimately be the termination of the Plan by OSFI and that in such event the Pool's financial obligations would be limited to making any regular payments or additional contributions of the nature described above that were due up until the date of termination and not paid.

On February 21, 2006, the GSU filed a grievance claiming that the Pool is responsible for the solvency deficit. The Pool intends to defend its position throughout the grievance arbitration process.

On March 16, 2006 OSFI sent two letters to the Trustees of the Plan. The first of these letters was a reminder to the Trustees of their obligations under the *Pension Benefits Standards Act, 1985* (the "PBSA"), including a due consideration of all the options available to them to resolve the solvency deficit. The second letter set forth OFSI's position with respect to the funding obligations of employers under the PBSA. This letter pointed out that the PBSA does not provide for different funding requirements for a closed negotiated cost plan that provides defined benefits, and that accordingly in respect of such plans OSFI's view is that the employer is responsible for making special and normal cost payments to the pension fund.

On March 20, 2006 the Pool wrote to OSFI formally requesting that OSFI take immediate action to wind up the Plan to equitably protect all stakeholders.

The Pool is in compliance with all of its legal obligations in respect of the Plan, including the payment of its annual negotiated financial obligation of approximately $1.3 million. This was the agreement reached between the Pool and the GSU. Since the inception of the Plan, the Pool and the GSU have bargained a contribution amount by the Pool, with a matching contribution from the employees. The current contribution rate is 4.57% of salary. However, there is a risk that the Pool may ultimately be held responsible for any increase in contributions required by the formal valuation as at December 31, 2005. Any increased contributions required to fund a solvency deficit disclosed in that valuation would be required to be made on an ongoing basis until such time as the deficit is eliminated or the Plan is terminated. There can be no assurance that OSFI will determine to terminate the Plan on a timely basis, and accordingly the Pool may be required to fund the solvency deficit on an ongoing basis.

The Pool's position, however, is that it is not responsible for any payments beyond those negotiated with the GSU and it disagrees with OSFI's position with respect to the interpretation of the PBSA with respect to closed negotiated cost plans that provide defined benefits.

Risks Related to the Notes

Failure of an Active Trading Market for the Notes to Develop

The Notes are a new issue of securities for which there is no trading market. No assurance can be given that an active trading market for the Notes will develop or be sustained. If an active market for the Notes fails to develop or be sustained, the price at which the Notes could be sold may be adversely affected and you may have difficulty selling all or a portion of your Notes. Whether or not the Notes will trade at lower prices depends on many factors, including the prevailing interest rates and the markets for similar securities, general economic conditions and the Corporation's financial condition, historic financial performance and future prospects.

Credit Ratings Assigned to Notes May Change

There cannot be any assurance that any credit rating assigned to the Notes issued hereunder will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency. A lowering or withdrawal of such rating may have an adverse effect on the market value of the Notes. In addition, real or anticipated changes in credit ratings can affect the cost at which the Corporation can access public debt markets.

The Notes Will be Subordinated to Creditors of our Subsidiaries

The Corporation conducts its operations through a number of subsidiaries and to the extent any such subsidiary has or incurs indebtedness with a third party, the holders of the Notes will, subject to the negative pledge and limitation on restricted subsidiary borrowing (which are referenced under the heading "Description of the Notes" in this Prospectus), effectively be subordinated to the claims of the holders of such third party indebtedness, including in the event of liquidation or upon a realization of the assets of any such subsidiary.

Coverage Ratios

See "Earnings Coverages" which is relevant to an assessment of the risk that the Corporation may be unable to pay interest or principal on the Notes when due.

Market Value Fluctuation

Prevailing interest rates will affect the market value of the Notes, as they carry a fixed interest rate. Assuming all other factors remain unchanged, the market value of the Notes, which carry a fixed interest rate, will decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

ELIGIBILITY FOR INVESTMENT

In the opinion of MacPherson Leslie & Tyerman LLP, counsel to the Corporation, and Osler, Hoskin & Harcourt LLP, counsel to the Underwriters, and subject to compliance with prudent investment standards and general investment provisions of the following statutes (and, where applicable, the regulations thereunder) and, in certain cases, subject to the satisfaction of additional requirements relating to investment or lending policies or goals, the Notes offered and qualified for distribution hereby will not, at the date of their issue, be precluded as investments under the following statutes:

Insurance Companies Act (Canada);
Trust and Loan Companies Act (Canada);
Pension Benefits Standards Act, 1985 (Canada);
Financial Institutions Act (British Columbia);
Employment Pension Plans Act (Alberta);
Pension Benefits Act (Ontario);
The Pension Benefits Act, 1992 (Saskatchewan);
An Act respecting insurance (Quebec), for an insurer, as defined therein, constituted under an Act of the Province of Quebec, other than a guarantee fund;
Supplemental Pensions Plans Act (Quebec); and
An Act respecting trust companies and savings companies (Quebec), for a trust company, as defined therein, investing its own funds and deposits it receives, and a savings company as defined therein, investing its funds.

In the opinion of MacPherson Leslie & Tyerman LLP and Osler, Hoskin & Harcourt LLP, the Notes offered hereby, if issued on the date hereof would, on the date hereof, be a qualified investment under the *Income Tax Act* (Canada) and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans (other than trusts governed by deferred profit sharing plans for which any employer is the Corporation or is a corporation with whom the Corporation does not deal at arm's length, within the meaning of the *Income Tax Act* (Canada)).

LEGAL MATTERS

Certain legal matters relating to this offering of the Notes will be passed upon on behalf of the Corporation by MacPherson Leslie & Tyerman LLP and on behalf of the Underwriters by Osler, Hoskin & Harcourt LLP. At the date hereof, partners and associates of MacPherson Leslie & Tyerman LLP and Osler, Hoskin & Harcourt LLP own beneficially, directly or indirectly, less than 1% of any outstanding class of securities of the Corporation.

AUDITORS

The independent auditors of the Pool are Deloitte & Touche LLP, Chartered Accountants, 900, 2103 – 11th Avenue, Regina, Saskatchewan S4P 3Z8.

PURCHASER'S STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two Business Days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

AUDITORS' CONSENT

We have read the amended and restated preliminary short form prospectus of Saskatchewan Wheat Pool Inc. (the "Corporation") dated March 20, 2006 offering $150,000,000 principal amount of senior unsecured notes, series 2006-1 of the Corporation. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned prospectus of our report to the shareholders of the Corporation on the consolidated balance sheets of the Corporation as at July 31, 2005 and 2004, and the consolidated statements of earnings and retained earnings (deficit) and cash flows for the years ended July 31, 2005 and July 31, 2004. Our report is dated September 30, 2005.

"Deloitte & Touche LLP"
Chartered Accountants

Regina, Saskatchewan
March 20, 2006

CERTIFICATE OF THE CORPORATION

Dated: March 20, 2006

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of all of the provinces of Canada. For the purpose of the Province of Québec, this simplified prospectus, together with documents incorporated herein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

By: (Signed) Mayo Schmidt
President and Chief Executive Officer

By: (Signed) Wayne Cheeseman
Chief Financial Officer

On behalf of the Board of Directors

By: (Signed) Terry Baker
Director

By: (Signed) Harold Milavsky
Director

CERTIFICATE OF THE UNDERWRITERS

Dated: March 20, 2006

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of all of the provinces of Canada. For the purpose of the Province of Québec, to our knowledge, this simplified prospectus, together with documents incorporated herein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

TD SECURITIES INC.

By: (Signed) Steven Dumanski

GENUITY CAPITAL MARKETS

By: (Signed) J. Susan Monteith

RBC DOMINION SECURITIES INC.

By: (Signed) Dennis Mulvihill